The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-162731

Subject to Completion. Dated November 30, 2009.

Prospectus Supplement to Prospectus dated October 29, 2009.
12,500,000 Shares

Common Stock

We are offering 12,500,000 shares of our common stock.

Our common stock is listed on the Nasdaq Global Market under the symbol “HGSI”. The last reported sale price of our common stock on November 27, 2009 was $27.11 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page S-7 of this prospectus supplement to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to HGS	$	$

To the extent that the underwriters sell more than 12,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,875,000 shares from us at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about          , 2009.

Joint Book-Running Managers

Goldman, Sachs & Co.	Citi

Co-Managers

J.P.Morgan	Morgan Stanley	UBS Investment Bank

Prospectus Supplement dated          , 2009.

TABLE OF CONTENTS
Prospectus Supplement

Prospectus

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of their respective dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates the information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If there is a difference between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference, on the other hand, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone else to provide you with information that is in addition to or different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, along with the information contained in any permitted free writing prospectuses we have authorized for use in connection with this offering. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement or the date of the accompanying prospectus, and the information in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates. It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should read both this prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference into this prospectus supplement and the accompanying prospectus and the additional information described under “Where You Can Find More Information” in this prospectus supplement and in the accompanying prospectus, before investing in our common stock.

In this prospectus supplement and the accompanying prospectus, unless otherwise indicated or the context otherwise requires, the terms “Human Genome Sciences,” “HGS,” “company,” “we,” “our,” and “us” refer to Human Genome Sciences, Inc. and its consolidated subsidiaries.

This prospectus supplement and the accompanying prospectus, including the information incorporated by reference into this prospectus supplement and the accompanying prospectus, and any free writing prospectuses we have authorized for use in connection with this offering, include trademarks, service marks and trade names owned by us or others.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus, and may not contain all of the information that is important to you in making your investment decision. This prospectus supplement and the accompanying prospectus include information about the shares of common stock that we are offering as well as information regarding our business. You should read this prospectus supplement and the accompanying prospectus, including the information incorporated by reference and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety. Investors should carefully consider the information set forth under “Risk Factors” in this prospectus supplement before making your investment decision.

Human Genome Sciences, Inc.

Overview

Human Genome Sciences is a commercially focused biopharmaceutical company. In the first half of 2009, we achieved our first product sales upon our delivery of raxibacumab (ABthraxtm) to the U.S. Strategic National Stockpile. We have two other products in late-stage clinical development: ZALBINtm (formerly Albuferon®) for chronic hepatitis C and BENLYSTAtm (formerly LymphoStat-B®) for systemic lupus erythematosus (“SLE”).

ZALBIN and BENLYSTA are progressing toward commercialization. In December 2008 and March 2009, we reported that ZALBIN successfully met its primary endpoint in two Phase 3 clinical trials in chronic hepatitis C. We submitted a biologics license application (“BLA”) for ZALBIN to the U.S. Food and Drug Administration (“FDA”) in November 2009 and expect that a marketing authorization application for ZALBIN will be filed with European regulatory authorities before the end of 2009. In July 2009, we reported that BENLYSTA successfully met its primary endpoint in the first of two Phase 3 clinical trials in SLE. In November 2009, we reported that BENLYSTA at a dose of 10 mg/kg successfully met its primary endpoint in the second Phase 3 clinical trial in SLE. We plan to file global marketing applications for BENLYSTA in the first half of 2010.

We also have substantial financial rights to two novel drugs that GlaxoSmithKline PLC (“GSK”) has advanced to late-stage development. In December 2008, GSK initiated the first Phase 3 clinical trial of darapladib, which was discovered by GSK based on our technology, in more than 15,000 men and women with chronic coronary heart disease. GSK plans to initiate a second large Phase 3 clinical trial of darapladib in late 2009. In February 2009, GSK initiated a Phase 3 clinical trial program for Syncria® (albiglutide) in the long-term treatment of type 2 diabetes mellitus. Syncria was created by us using our proprietary albumin-fusion technology, and we licensed Syncria to GSK in 2004.

We also have several novel drugs in earlier stages of clinical development for the treatment of cancer, led by our TRAIL receptor antibody mapatumumab (HGS-ETR1) and a small-molecule antagonist of IAP (inhibitor of apoptosis) proteins.

Strategic partnerships are an important driver of our commercial success. We have co-development and co-commercialization agreements with prominent pharmaceutical companies for both of our lead products — Novartis International Pharmaceutical Ltd. (“Novartis”) for ZALBIN and GSK for BENLYSTA. Raxibacumab is being developed under a contract with the Biomedical Advanced Research and Development Authority (“BARDA”) of the Office of the Assistant Secretary for Preparedness and Response, U.S. Department of Health and Human Services (“HHS”).

Our strategic partnerships help to support commercialization of our products, as well as provide access to complementary technologies. Some of these partnerships provide us with licensing or other fees, clinical development cost-sharing, milestone payments and rights to royalty payments as products are developed and commercialized. In some cases, we are entitled to certain commercialization, co-promotion, revenue-sharing and other product rights.

Product Candidates

The following is a table of our key product candidates:

Product		Clinical Trial
Candidate(1)	Indication	Status(2)	Current HGS Rights (Partner)

ZALBIN	Hepatitis C	Phase 3(3)	Co-development and co-commercialization in the U.S., milestones and royalties outside the U.S. (Novartis)

BENLYSTA	Systemic Lupus Erythematosus	Phase 3(4)	Co-development and co-commercialization (GSK)

BENLYSTA	Rheumatoid Arthritis	Phase 2(5)	Co-development and co-commercialization (GSK)

Raxibacumab (ABthrax)	Anthrax	(6)	Worldwide

HGS1029	Cancer	Phase 1	Worldwide (excluding Japan)

Mapatumumab (HGS-ETR1)	Cancer	Phase 2	Worldwide (royalties from Takeda Pharmaceutical Company Limited for Japan)

Darapladib	Cardiovascular	Phase 3(7)	Worldwide royalties and co-promotion in the U.S., Europe, Mexico and Canada (GSK)

Syncria	Type 2 Diabetes	Phase 3(7)	Milestones and worldwide royalties (GSK)

(1)	Includes only candidates for which an Investigational New Drug (“IND”) application has been filed with the FDA.

(2)	Clinical Trial Status defined as when patients are being dosed.

(3)	Phase 3 clinical trial results reported. BLA filed. Phase 2 monthly dosing study underway.

(4)	Results from two Phase 3 clinical trials reported. Second Phase 3 clinical trial continuing. Pre-BLA meeting with the FDA scheduled for March 2010.

(5)	Initial Phase 2 clinical trial completed; treatment IND ongoing and further development under review.

(6)	Completed delivery of 20,001 doses of raxibacumab to the U.S. Strategic National Stockpile. In July 2009, the U.S. Government agreed to purchase 45,000 additional doses, of which 5,595 have been delivered. BLA filed in May 2009. Complete Response Letter received from the FDA in November 2009. Discussions with the FDA to follow.

(7)	Under development by GSK.

Recent Developments

BENLYSTA

BENLYSTA is a BLyS-specific inhibitor. We are developing BENLYSTA with GSK under a co-development and co-commercialization agreement entered into in August 2006. The Phase 3 development program for BENLYSTA includes two double-blind, placebo-controlled, multi-center Phase 3 superiority trials — BLISS-52 and BLISS-76 — to evaluate the efficacy and safety of BENLYSTA plus standard of care, versus placebo plus standard of care, in seropositive patients with SLE. This is the largest clinical trial program ever conducted in lupus patients. BLISS-52 randomized and treated 865 patients at 90 clinical sites in 13 countries, primarily in Asia, South America and Eastern Europe. BLISS-76 randomized and is treating 819 patients at 136 clinical sites in 19 countries, primarily in North America and Europe. The design of the two trials is similar, but the duration of therapy in the two studies is different — 52 weeks for BLISS-52 and 76 weeks for BLISS-76. We designed the Phase 3 program for BENLYSTA in collaboration with GSK and leading international SLE experts, and the program is being conducted under a Special Protocol Assessment agreement with the FDA.

BLISS-52

On July 20, 2009, we, together with GSK, announced that BENLYSTA met the primary endpoint in BLISS-52, the first of two pivotal Phase 3 clinical trials in patients with serologically positive SLE. Based on an intention-to-treat analysis, BENLYSTA met its primary efficacy endpoint of superiority versus placebo at Week 52. A clinically and statistically significant improvement was shown in patient response rate for BENLYSTA plus standard of care versus placebo plus standard of care: 57.6% for 10 mg/kg BENLYSTA, 51.7% for 1 mg/kg BENLYSTA, and 43.6% for placebo (p=0.0006 and p=0.011 for 10 mg/kg and 1 mg/kg BENLYSTA, respectively versus placebo). Patient response was defined by an improvement in SELENA SLEDAI (a weighted cumulative index of lupus disease activity) score of 4 points or greater, no clinically significant BILAG (a clinical measure of lupus disease activity) worsening, and no clinically significant worsening in the Physician’s Global Assessment (a measure of disease activity in clinical trials). Results for each individual component of the patient response rate were consistent with the overall improvement shown for the primary endpoint.

Results for pre-specified major secondary efficacy endpoints were:

•	A significantly greater percentage of patients receiving BENLYSTA achieved a reduction in SELENA SLEDAI score of at least 4 points by Week 52, with 58.3% for 10 mg/kg BENLYSTA, 53.1% for 1 mg/kg BENLYSTA, and 46.0% for placebo (p=0.0024 and p=0.019 for 10 mg/kg and 1 mg/kg BENLYSTA, respectively versus placebo).

•	Improvement in the Physician’s Global Assessment at Week 24 was greatest in the 10 mg/kg BENLYSTA treatment group versus placebo (p=0.0003 for 10 mg/kg and p=0.27 for 1 mg/kg BENLYSTA, respectively) with improvement observed within four to eight weeks.

•	A higher percentage of patients in both BENLYSTA treatment groups, versus placebo, had their average prednisone dose reduced by at least 25% from baseline to 7.5 mg per day or less during the last 12 weeks of study (p=0.053 for 10 mg/kg and p=0.025 for 1 mg/kg BENLYSTA, respectively versus placebo).

•	Improvement in health-related quality of life at Week 24 as measured by the SF-36 Physical Component Summary (“PCS”) (a survey for measuring health status and health-related quality of life) score was not significantly different among treatment groups. However, although not a major secondary endpoint, improvement in the SF-36 PCS score at Week 52 was significantly greater in both BENLYSTA treatment groups (p=0.025 for 10 mg/kg and p=0.027 for 1 mg/kg BENLYSTA, respectively versus placebo).

Study results also showed that BENLYSTA was generally well tolerated, with rates of overall adverse events, serious adverse events, infections and fatalities comparable between BENLYSTA and placebo treatment groups. Serious infections were reported in 5.9% of patients on placebo and 6.1% of patients on BENLYSTA. The most common adverse events were headache, arthralgia, upper respiratory tract infections, urinary tract infection and influenza, and were also comparable between BENLYSTA and the placebo treatment groups. No malignancies were reported.

BLISS-76

On November 2, 2009, we, together with GSK, announced that BENLYSTA at a dose of 10 mg/kg met the primary endpoint in BLISS-76, the second of two pivotal Phase 3 clinical trials in patients with serologically positive SLE. The data from the BLISS-76 study were analyzed after 52 weeks, in accordance with the study protocol, in support of a potential BLA in the United States and marketing authorization applications in Europe and other regions. However, the BLISS-76 study is ongoing and will continue for 24 more weeks. Additional data will be available following completion of the full 76-week study period. Based on an intention-to-treat analysis, BENLYSTA at a dose of 10 mg/kg met its primary efficacy endpoint of superiority versus placebo at Week 52. A statistically significant improvement was shown in patient response rate for 10 mg/kg BENLYSTA plus standard of care versus placebo plus standard of care: 43.2% for BENLYSTA, 40.6% for 1 mg/kg BENLYSTA, and 33.8% for placebo (p=0.021 and p=0.10 for 10 mg/kg and 1 mg/kg BENLYSTA, respectively versus placebo). The 1 mg/kg BENLYSTA dose plus standard of care did not achieve statistically significant improvement in the current study. Patient response was defined by an improvement in SELENA SLEDAI score of 4 points or greater, no clinically significant BILAG worsening, and no clinically significant worsening in the Physician’s Global Assessment.

Results for pre-specified major secondary efficacy endpoints were:

•	The proportion of patients with a reduction in SELENA SLEDAI score of at least 4 points by Week 52, was 46.9% for 10 mg/kg BENLYSTA, 42.8% for 1 mg/kg BENLYSTA, and 35.6% for placebo (p=0.0062 and p=0.087 for 10 mg/kg and 1 mg/kg BENLYSTA, respectively versus placebo).

•	Improvement from baseline in Physician’s Global Assessment at Week 24 was not statistically different between the BENLYSTA and placebo treatment groups. Mean improvement in Physician’s Global Assessment at Week 52, a prespecified although not a major secondary endpoint, was 0.49 for 10 mg/kg BENLYSTA, 0.55 for 1 mg/kg BENLYSTA, and 0.46 for placebo (p=0.12 for 10 mg/kg and p=0.022 for 1 mg/kg BENLYSTA, respectively versus placebo).

•	At entry into the BLISS-76 study, approximately 46% of patients were receiving steroids at a prednisone-equivalent dose of at least 7.5 mg per day. Among these patients, the percentage of patients who had their average steroid dose reduced by at least 25% from baseline to 7.5 mg per day or less during the last 12 weeks of study was 16.7% for 10 mg/kg BENLYSTA, 19.2% for 1 mg/kg BENLYSTA, and 12.7% for placebo (not statistically significant versus placebo).

•	Improvement in health-related quality of life at Week 24 as measured by the SF-36 PCS score was not significantly different among treatment groups. Mean improvement in the SF-36 PCS score at Week 52, a prespecified although not a major secondary endpoint, was 3.41 for 10 mg/kg BENLYSTA, 4.37 for 1 mg/kg BENLYSTA, and 2.85 for placebo (p=0.51 for 10 mg/kg and p=0.012 for 1 mg/kg BENLYSTA, respectively versus placebo).

Study results also showed that BENLYSTA was generally well tolerated, with rates of overall adverse events, serious and/or severe adverse events, all infections, serious and/or severe infections, and discontinuations due to adverse events comparable between treatment groups receiving BENLYSTA plus standard of care and the treatment group receiving placebo plus standard of care. Serious and/or severe adverse events were reported in 26.8% of patients on BENLYSTA and 24.0% of patients on placebo. Infections were reported in 72.1% of patients on BENLYSTA and 67.3% of patients on placebo. Serious and/or severe infections were reported in 7.2% of patients on BENLYSTA and 8.0% of patients on placebo. Serious and/or severe infusion reactions were reported in 1.1% of patients on BENLYSTA and 0.7% of patients on placebo. Discontinuations due to adverse events were 7.2% in the BENLYSTA treatment groups and 7.6% in the placebo treatment group. Malignancies were reported by 2, 3, and 1 subjects in the 10 mg/kg BENLYSTA, 1 mg/kg BENLYSTA and the placebo treatment groups, respectively. There were three deaths in the study, with 1, 2, and 0 reported in the 10 mg/kg BENLYSTA, 1 mg/kg BENLYSTA and the placebo treatment groups, respectively

ZALBIN

In December 2008 and March 2009, we announced that we had completed the Phase 3 clinical studies for ZALBIN. In both studies, known as ACHIEVE 1 and ACHIEVE 2/3, ZALBIN met its primary efficacy endpoint of non-inferiority to peginterferon alfa-2a (“Pegasys”) in the treatment of chronic hepatitis C. The Phase 3 clinical trial results showed that ZALBIN, with half the injections, achieved a rate of sustained virologic response (“SVR”) comparable to Pegasys. The rates of serious and/or severe adverse events were also comparable in these studies. ZALBIN is being developed by us and Novartis under a co-development and co-commercialization agreement entered into in June 2006.

Results for the ACHIEVE 1 Phase 3 clinical trial showed that 48.2% of patients with genotype 1 chronic hepatitis C achieved SVR in the 900-mcg ZALBIN treatment group versus 51.0% in the Pegasys treatment group (p=0.0008 for non-inferiority). Results for the ACHIEVE 2/3 Phase 3 clinical trial showed that 79.8% of patients with genotypes 2 and 3 chronic hepatitis C achieved SVR in the 900-mcg ZALBIN treatment group versus 84.8% in the Pegasys treatment group (p=0.0086 for non-inferiority). In the ACHIEVE 2/3 study, an unexpectedly high and still unexplained SVR rate for Pegasys in the Asian region fully accounted for the observed numeric SVR difference between the two drugs. The primary analysis for both studies was adjusted for baseline stratification factors, as requested by the FDA.

Across the two ZALBIN Phase 3 clinical trials, rates of serious and/or severe adverse events were 21.2% for 900-mcg ZALBIN and 20.8% for 180-mcg Pegasys. The incidence of fatality in the ZALBIN Phase 3 clinical trials was rare. All-cause mortality rates were 0.13% for 900-mcg ZALBIN every two weeks, and 0.27% for 180-mcg Pegasys. Across the two Phase 3 clinical trials, rates of serious respiratory, thoracic or mediastinal disorders were 0.7% for 900-mcg ZALBIN and 0.0% for Pegasys. Rates of discontinuation due to adverse events across the two studies were 8.1% for 900-mcg ZALBIN versus 3.9% for Pegasys. The causes of discontinuation for both drugs were those typical for interferon-based therapy. Overall, adverse events observed were those typically associated with interferon therapy, and most were similar for 900-mcg ZALBIN and Pegasys.

In November 2009, we submitted a BLA to the FDA for ZALBIN. We expect Novartis to submit a marketing authorization application with European regulatory authorities by the end of 2009.

Raxibacumab (ABthrax)

On July 22, 2009, we announced that the U.S. Government agreed to purchase 45,000 additional doses of raxibacumab for the U.S. Strategic National Stockpile, to be delivered over a three-year period beginning near the end of 2009. We expect to receive approximately $142 million from this purchase as deliveries are completed. The purchase was made under a contract entered into with BARDA in 2006. In May 2009, we submitted a BLA to the FDA for raxibacumab for the treatment of inhalation anthrax. In November 2009, we received a Complete Response Letter from the FDA related to our BLA for raxibacumab. In this letter, the FDA determined that it cannot approve our BLA for raxibacumab in its present form and requested additional studies and data that would be needed prior to the FDA making a decision as to whether or not to approve the raxibacumab BLA. The U.S. Government has accepted shipment of raxibacumab subsequent to the receipt of the Complete Response Letter. In addition, we will receive a total of approximately $20 million from the U.S. Government from the two orders for raxibacumab if raxibacumab is licensed by the FDA.

Corporate Information

We are a Delaware corporation headquartered at 14200 Shady Grove Road, Rockville, Maryland 20850-7464. Our telephone number is (301) 309-8504. Our website address is www.hgsi.com. Information contained on our website is not a part of, and is not incorporated into, this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by HGS	12,500,000 shares

Option to purchase additional shares	We have granted the underwriters an option to purchase up to an additional 1,875,000 shares of our common stock.

Common stock to be outstanding immediately after this offering	177,511,468 shares (or 179,386,468 shares if the option to purchase additional shares is exercised in full).

Use of proceeds	We currently expect to use the net proceeds from this offering for general corporate purposes, including acquisition of additional manufacturing capacity and development of new indications for BENLYSTA, as well as potential sales and marketing activities, clinical trial, research and development, general and administrative and manufacturing expenses and the potential retirement of debt. We may also use a portion of the proceeds for strategic investments. While we evaluate company, product, technology and similar opportunities from time to time, we currently have no material agreements or commitments with respect to any such acquisition or investment. See “Use of Proceeds” on page S-24.

Risk factors	See “Risk Factors” beginning on page S-7 for a discussion of factors you should consider carefully before making an investment decision.

Nasdaq Global Market symbol	HGSI

The number of shares of our common stock to be outstanding immediately after this offering is based on 165,011,468 shares of common stock outstanding as of September 30, 2009 and excludes:

•	an aggregate of approximately 24,306,115 shares of our common stock issuable upon conversion of our outstanding 2 1/4% Convertible Subordinated Notes due 2011 (the “2011 Notes”) and 2 1/4% Convertible Subordinated Notes due 2012 (the “2012 Notes”) at an applicable conversion price of approximately $15.55 and $17.78 per share, respectively;

•	28,324,457 shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2009, having a weighted-average exercise price of $13.95 per share;

•	210,738 shares of our common stock issuable upon the vesting of restricted stock unit awards outstanding as of September 30, 2009; and

•	an aggregate of 7,206,098 shares of our common stock reserved for future awards as of September 30, 2009 under our 2000 Stock Incentive Plan, as amended, and our Employee Stock Purchase Plan.

Unless otherwise indicated, the information throughout this prospectus supplement assumes no exercise by the underwriters of their option to purchase up to an aggregate of 1,875,000 additional shares of common stock in this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus when making an investment decision. If any of the following risks occur, the trading price of our common stock could decline and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

If we are unable to commercialize our Phase 3 and earlier development molecules, we may not be able to recover our investment in our product development, manufacturing and marketing efforts.

We have invested significant time and resources to isolate and study genes and determine their functions. We now devote most of our resources to developing proteins, antibodies and small molecules for the treatment of human disease. We are also devoting substantial resources to our own manufacturing capabilities, both to support clinical testing and potential commercialization of our products. We expect to devote substantial resources to establish and maintain a marketing capability for any of our products that are approved by the FDA. We have made and are continuing to make substantial expenditures in advance of commercializing any products. Before we can commercialize a product, we must rigorously test the product in the laboratory and complete extensive human studies. We cannot assure you that the tests and studies will yield products approved for marketing by the FDA in the United States or similar regulatory authorities in other countries, or that any such products will be profitable. We will incur substantial additional costs to continue these activities. If we are not successful in commercializing our Phase 3 and earlier development molecules, we may be unable to recover the large investment we have made in research, development, manufacturing and marketing efforts.

If we are unable to obtain marketing approval for BENLYSTAtm (formerly Lymphostat-B) or ZALBINtm (formerly Albuferon®), our results of operation and business will be materially and adversely affected.

In July 2009, we reported the results from the first of our two Phase 3 clinical trials for BENLYSTA. In that trial BENLYSTA met its primary efficacy endpoint. In November 2009, we reported the results from the second of our two Phase 3 clinical trials for BENLYSTA. In that trial, BENLYSTA at a dose of 10 mg/kg also met its primary efficacy endpoint. Although the primary efficacy endpoint of the BLISS-76 trial was assessed after 52 weeks, we will continue to collect additional data from this trial for an additional 24 weeks. There can be no assurance that the additional data collected will be positive. Despite our determination that the results from the two BENLYSTA trials were positive, the FDA may determine that the results from the two trials are insufficient to file a BLA or do not support marketing approval or are insufficient to obtain marketing approval. In March 2009, we reported the results from the second of our two Phase 3 clinical trials for ZALBIN. In that trial, as well as the trial we reported on in December 2008, ZALBIN met its primary efficacy endpoint. In January 2008, we modified the dosing in our two ZALBIN Phase 3 clinical trials. Patients who had been receiving the 1200-mcg dose were moved to the 900-mcg dose based on a recommendation made by our independent data monitoring committee. The recommendation was based on the incidence rate of serious pulmonary adverse events in the 1200-mcg arm of the two ZALBIN trials. In November 2009, we filed a BLA with the FDA on ZALBIN. Despite our determination that the results from the two ZALBIN trials were positive, the FDA may determine that the results do not support marketing approval or are insufficient to obtain marketing approval. In addition, our partners, Novartis for ZALBIN and GSK for BENLYSTA, may determine that the results of these trials do not warrant further development or commercialization and may terminate their respective collaboration agreements. If the results of the BENLYSTA trials are not sufficient to file a BLA, or if we are unable to obtain marketing approval for either or both products or if either of our partners terminates its collaboration agreement, our results of operations and business will be materially adversely affected and we may not have sufficient resources to continue development of these or other products.

We may be unable to successfully establish commercial manufacturing capability and may be unable to obtain required quantities of our product candidates for commercial use.

We have not yet manufactured any products approved for commercial use and, except for raxibacumab, have limited experience in manufacturing materials suitable for commercial use. We have only limited experience manufacturing in a large-scale manufacturing facility built to increase our capacity for protein and antibody drug production. The FDA must inspect and license our facilities to determine compliance with cGMP requirements for commercial production. We may not be able to successfully establish sufficient manufacturing capabilities or manufacture our products economically or in compliance with cGMPs and other regulatory requirements. For example, we believe that we have sufficient manufacturing capacity to launch BENLYSTA, if it is approved by the FDA, and to supply commercial quantities of BENLYSTA to approximately 45,000 to 55,000 patients. If the demand for BENLYSTA exceeds our capacity to supply BENLYSTA to patients, we will need to contract for additional manufacturing capacity with a third-party manufacturer or buy or build additional manufacturing capacity. We believe that engaging a third-party manufacturer or buying or building additional manufacturing capacity will take between two and five years or longer due, in part, to the required regulatory approvals and will require substantial expenditures. We may not be able to contract with a third-party manufacturer on commercially reasonable terms, or at all, or find or build such capacity in the timeframe to meet demand, and our revenues may be limited from BENLYSTA if we are unable to do so successfully.

While we have expanded our manufacturing capabilities, we have previously contracted and expect to contract with third-party manufacturers or develop products with collaboration partners and use the collaboration partners’ manufacturing capabilities. If we use others to manufacture our products, we will depend on those parties to comply with cGMPs, and other regulatory requirements and to deliver materials on a timely basis. These parties may not perform adequately, or comparability between the licensed product and that produced at the third-party may not be established successfully. Any failures by these third parties may delay our development of products or the submission of these products for regulatory approval.

Because we currently have only a limited marketing capability and in light of various factors, we may be unable to price or sell any of our products effectively.

We do not have any marketed products, although we have sold raxibacumab to the U.S. Government. If we receive approval for products that can be marketed, we intend to market the products either independently or together with collaborators or strategic partners. GSK, Novartis and others have co-commercialization rights with respect to certain of our products. If we decide to market any products, either independently or together with partners, we will incur significant additional expenditures and commit significant additional management resources to establish a sales force. For any products that we market together with partners, we will rely, in whole or in part, on the marketing capabilities of those parties. We may also contract with third parties to market certain of our products. Ultimately, we and our partners may not be successful in marketing our products. In addition, the prices for our products may be impacted by various factors, including economic analyses of the burden of the applicable disease, the perceived value of the product and third party reimbursement policies. We can provide no assurance as to the price at which we may be able to sell any of our products, or that we will be able to price any of our products at a level that is consistent with other similar products.

If we are unable to expand label usage of BENLYSTA, we may not recognize the full value of the product candidate and there may be adverse effects on our expected financial and operating results.

BENLYSTA is a human monoclonal antibody that recognizes and inhibits the biological activity of B-lymphocyte stimulator, or BLyS®, and is being developed as a potential treatment for SLE. If the FDA approves BENLYSTA for the treatment of SLE, we intend to seek expansion of the approved uses, or labeled uses, of BENLYSTA in the U.S. However, we may be unable to obtain approval for such label expansion in full or in part. If we are not able to obtain approval for expansion of the labeled uses for BENLYSTA, or if we are otherwise unable to fulfill our marketing, sales and distribution plans for BENLYSTA, sales of BENLYSTA may be limited. We may conduct additional trials in support of a supplemental BLA for additional approved uses of BENLYSTA. There can be no guarantee that these trials will be successful or that the FDA will approve a supplemental BLA for expansion of the labeled uses for BENLYSTA.

Because our product development efforts depend on new and rapidly-evolving technologies, we cannot be certain that our efforts will be successful.

Our work depends on new, rapidly evolving technologies and on the marketability and profitability of innovative products. Commercialization involves risks of failure inherent in the development of products based on innovative technologies and the risks associated with drug development generally. These risks include the possibility that:

•	these technologies or any or all of the Phase 3 and earlier development molecules based on these technologies will be ineffective or toxic, or otherwise fail to receive necessary regulatory clearances;

•	the products, even if safe and effective, will be difficult to manufacture on a large scale or uneconomical to market;

•	proprietary rights of third parties will prevent us or our collaborators from exploiting technologies or marketing products; and

•	third parties will market superior or equivalent products.

Because we are a late-stage development company, we cannot be certain that we can develop our business or achieve profitability.

We expect to continue to incur losses and we cannot assure you that we will ever become profitable on a sustainable basis. A number of our products are in late-stage development; however, it could be several years, if ever, before we are likely to receive continuing revenue from product sales or substantial royalty payments. We will continue to incur substantial expenses relating to research, development and manufacturing efforts and human studies. Depending on the stage of development, our products may require significant further research, development, testing and regulatory approvals. We may not be able to develop products that will be commercially successful or that will generate revenue in excess of the cost of development.

We are continually evaluating our business strategy, and may modify this strategy in light of developments in our business and other factors.

We continue to evaluate our business strategy and, as a result, may modify this strategy in the future. In this regard, we may, from time to time, focus our product development efforts on different products or may delay or halt the development of various products. In addition, as a result of changes in our strategy, we may also change or refocus our existing drug discovery, development, commercialization and manufacturing activities. This could require changes in our facilities and personnel and the restructuring of various financial arrangements. For example, in March 2009, we reduced the scope of efforts in a number of our programs. This reduction should result in cost savings of approximately $18.0 million for fiscal year 2009, a portion of which comes from a reduction in headcount. However, we cannot assure you that changes will occur or that any changes that we implement will be successful.

Several years ago, we sharpened our focus on our most promising drug candidates. We reduced the number of drugs in early development and focused our resources on the drugs that address the greatest unmet medical needs with substantial growth potential. In 2006, we spun off our CoGenesys division (“CoGenesys”) as an independent company, in a transaction that was treated as a sale for accounting purposes. In 2008, CoGenesys was acquired by Teva Pharmaceuticals Industries, Ltd. (“Teva”) and became a wholly-owned subsidiary of Teva called Teva Biopharmaceuticals USA, Inc. (“Teva Bio”).

Our ability to discover and develop new products will depend on our internal research capabilities and our ability to acquire products. Our internal research capability was reduced when we completed the spin-off of CoGenesys. Although we continue to conduct research and development activities on products, our limited resources for new products may not be sufficient to discover and develop new drug candidates.

PRODUCT DEVELOPMENT RISKS

Because we have limited experience in developing and commercializing products, we may be unsuccessful in our efforts to do so.

Although we are conducting human studies with respect to a number of products, we have limited experience with these activities and may not be successful in developing or commercializing these or other products. Our ability to develop and commercialize products based on proteins, antibodies and small molecules will depend on our ability to:

•	successfully complete laboratory testing and human studies;

•	obtain and maintain necessary intellectual property rights to our products;

•	obtain and maintain necessary regulatory approvals related to the efficacy and safety of our products;

•	maintain production facilities meeting all regulatory requirements or enter into arrangements with third parties to manufacture our products on our behalf; and

•	deploy sales and marketing resources effectively or enter into arrangements with third parties to provide these functions.

Because clinical trials for our products are expensive and protracted and their outcome is uncertain, we must invest substantial amounts of time and money that may not yield viable products.

Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any product, we must demonstrate through laboratory, animal and human studies that the product is both effective and safe for use in humans. We will incur substantial additional expense for and devote a significant amount of time to conducting ongoing trials and initiating new trials.

Before a drug may be marketed in the United States, a drug must be subject to rigorous preclinical testing. The results of this testing must be submitted to the FDA as part of an investigational new drug application, which is reviewed by the FDA before clinical testing in humans can begin. The results of preclinical studies do not predict clinical success. A number of potential drugs have shown promising results in early testing but subsequently failed to obtain necessary regulatory approvals. Data obtained from tests are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. Regulatory authorities may refuse or delay approval as a result of many other factors, including changes in regulatory policy during the period of product development.

Completion of clinical trials may take many years. The time required varies substantially according to the type, complexity, novelty and intended use of the product candidate. The progress of clinical trials is monitored by both the FDA and independent data monitoring committees, which may require the modification, suspension or termination of a trial if it is determined to present excessive risks to patients. Our rate of commencement and completion of clinical trials may be delayed by many factors, including:

•	our inability to manufacture sufficient quantities of materials for use in clinical trials;

•	variability in the number and types of patients available for each study;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	unforeseen safety issues or side effects;

•	poor or unanticipated effectiveness of products during the clinical trials; or

•	government or regulatory delays.

To date, data obtained from our clinical trials may not be sufficient to support an application for regulatory approval without further studies. Studies conducted by us or by third parties on our behalf may not demonstrate sufficient effectiveness and safety to obtain the requisite regulatory approvals for these or any other potential products. For example, we have submitted a BLA to the FDA for raxibacumab (formerly ABthraxtm) and a BLA for ZALBIN, but the studies we have conducted to date may not be sufficient to obtain FDA approval. In November 2009, we received a Complete Response Letter from the FDA related to our BLA for raxibacumab. In this letter, the FDA determined that it cannot approve the BLA for raxibacumab in its present form and requested additional studies and data that would be needed prior to the FDA making a decision as to whether or not to approve the raxibacumab BLA. We may not be able to complete the requested studies or to generate the required data in a timely manner, if at all. If the FDA requires that we complete the additional studies and generate the additional data requested in the Complete Response Letter, we may be required to withdraw our existing BLA and resubmit our BLA after completion of such studies. This will start a new review cycle. Even if we could complete such studies and generate such data, the studies and data may not be sufficient for FDA approval. In addition, based on the results of a human study for a particular product candidate, regulatory authorities may not permit us to undertake any additional clinical trials for that product candidate. The clinical trial process may also be accompanied by substantial delay and expense and there can be no assurance that the data generated in these studies will ultimately be sufficient for marketing approval by the FDA. For example, in 2005, we discontinued our clinical development of LymphoRad131, a product candidate to treat cancer. We also discontinued development of HGS-TR2J and returned all rights to Kirin Brewery Company, Ltd.

The development programs for ZALBIN and BENLYSTA have each involved two large-scale, multi-center Phase 3 clinical trials and have been more expensive than our Phase 1 and Phase 2 clinical trials. In December 2008 and March 2009, we announced that we had completed the Phase 3 clinical studies for ZALBIN; in both studies, ZALBIN met its primary efficacy endpoint of non-inferiority to peginterferon alfa-2a. In November 2009, we filed a BLA for ZALBIN with the FDA. In July 2009, we reported the results from the first of our two Phase 3 clinical trials for BENLYSTA. In that trial, BENLYSTA met its primary efficacy endpoint. In November, 2009, we reported the 52 week data from the second Phase 3 clinical trial for BENLYSTA. In that trial, BENLYSTA at a dose of 10 mg/kg also met its primary efficacy endpoint. Although the primary efficacy endpoint of the BLISS-76 study was assessed after 52 weeks, we will continue to collect additional data from this trial for an additional 24 weeks. We may not be able to complete this second BENLYSTA Phase 3 clinical trial successfully or obtain FDA approval of ZALBIN or BENLYSTA. Even if FDA approval is obtained, it may include limitations on the indicated uses for which ZALBIN and/or BENLYSTA may be marketed.

We face risks in connection with our raxibacumab product in addition to risks generally associated with drug development.

The development of raxibacumab presents risks beyond those associated with the development of our other products. Numerous other companies and governmental agencies are known to be developing biodefense pharmaceuticals and related products to combat anthrax disease. These competitors may have financial or other resources greater than ours, and may have easier or preferred access to the likely distribution channels for biodefense products. In addition, since the primary purchaser of biodefense products is the U.S. Government and its agencies, the success of raxibacumab will depend on government spending policies and pricing restrictions. The funding of government biodefense programs is dependent, in part, on budgetary constraints, political considerations and military developments. In the case of the U.S. Government, executive or legislative action could attempt to impose production and pricing requirements on us. We have entered into a two-phase contract, which may be terminated at any time, to supply raxibacumab, a human monoclonal antibody developed for use in the treatment of anthrax disease, to the U.S. Government. Under the first phase of the contract, we supplied ten grams of raxibacumab to the HHS for comparative in vitro and in vivo testing. Under the second phase of the contract, the U.S. Government ordered 20,001 doses of raxibacumab for the U.S. Strategic National Stockpile for use in the treatment of anthrax disease. We completed delivery of these doses and the U.S. Government accepted our deliveries. In July 2009, the U.S. Government agreed to purchase 45,000 additional doses. We, therefore, have future deliveries to make and ongoing obligations under the contract, including the obligation to obtain FDA approval. We will continue to face risks related to the requirements of the contract. If we are unable to meet our obligations associated with this contract, the U.S. Government will not be required to make future payments related to that order. Although we have received U.S. Government approval for two orders of raxibacumab, we cannot assure you we will receive additional orders. In November 2009, we received a Complete Response Letter from the FDA related to our BLA for raxibacumab. In this letter, the FDA determined that it cannot approve our BLA for raxibacumab in its present form and requested additional studies and data that would be needed prior to the FDA making a decision as to whether or not to approve the raxibacumab BLA. We may not be able to complete the requested studies or to generate the required data in a timely manner, if at all. If the FDA requires that we complete the additional studies and generate the additional data requested in the Complete Response Letter, we may be required to withdraw our existing BLA and resubmit our BLA after completion of such studies. This will start a new review cycle. Even if we could complete such studies and generate such data, the studies and data may not be sufficient for FDA approval. Although the government has accepted shipment of raxibacumab subsequent to the receipt of the FDA’s Complete Response Letter, we cannot assure you that the government will continue to accept future shipments or place additional orders.

Because neither we nor any of our collaboration partners have received marketing approval for any product candidate resulting from our research and development efforts, and because we may never be able to obtain any such approval, it is possible that we may not be able to generate any product revenue other than with respect to raxibacumab.

Although we have submitted BLAs for two of our products (raxibacumab and ZALBIN), we cannot assure you that any of these products will receive marketing approval. It is possible that we will not receive FDA marketing approval for any of our product candidates even if the results of clinical trials are positive. All products being developed by our collaboration partners will also require additional research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. In some cases, the length of time that it takes for our collaboration partners to achieve various regulatory approval milestones may affect the payments that we are eligible to receive under our collaboration agreements. We and our collaboration partners may need to successfully address a number of technical challenges in order to complete development of our products. Moreover, these products may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

RISK FROM COLLABORATION RELATIONSHIPS AND STRATEGIC ACQUISITIONS

Our plan to use collaborations to leverage our capabilities and to grow in part through the strategic acquisition of other companies and technologies may not be successful if we are unable to integrate our partners’ capabilities or the acquired companies with our operations or if our partners’ capabilities do not meet our expectations.

As part of our strategy, we intend to continue to evaluate strategic partnership opportunities and consider acquiring complementary technologies and businesses. In order for our future collaboration efforts to be successful, we must first identify partners whose capabilities complement and integrate well with ours. Technologies to which we gain access may prove ineffective or unsafe. Our current agreements that grant us access to such technology may expire and may not be renewable or could be terminated if we or our partners do not meet our obligations. These agreements are subject to differing interpretations and we and our partners may not agree on the appropriate interpretation of specific requirements. Our partners may prove difficult to work with or less skilled than we originally expected. In addition, any past collaborative successes are no indication of potential future success.

In order to achieve the anticipated benefits of an acquisition, we must integrate the acquired company’s business, technology and employees in an efficient and effective manner. The successful combination of companies in a rapidly changing biotechnology industry may be more difficult to accomplish than in other industries. The combination of two companies requires, among other things, integration of the companies’ respective technologies and research and development efforts. We cannot assure you that this integration will be accomplished smoothly or successfully. The difficulties of integration may be increased by any need to coordinate geographically separated organizations and address possible differences in corporate cultures and management philosophies. The integration of certain operations will require the dedication of management resources which may temporarily distract attention from the day-to-day operations of the combined companies. The business of the combined companies may also be disrupted by employee retention uncertainty and lack of focus during integration. The inability of management to integrate successfully the operations of the two companies, in particular, the integration and retention of key personnel, or the inability to integrate successfully two technology platforms, could have a material adverse effect on our business, results of operations and financial condition.

We reacquired rights to HGS-ETR1 from GSK, as well as all rights to other TRAIL Receptor 1 antibodies. We may be unsuccessful in developing and commercializing products from these antibodies without a collaborative partner.

As part of our September 1996 agreement with GSK, we granted a 50/50 co-development and co-commercialization option to GSK for certain human therapeutic products that successfully completed Phase 2a clinical trials. In August 2005, we announced that GSK had exercised its option to develop and commercialize HGS-ETR1 (mapatumumab) jointly with us. In April 2008, we announced that we had reacquired all rights to our TRAIL receptor antibodies (including rights to HGS-ETR1 and HGS-ETR2) from GSK, in return for a reduction in royalties due to us if Syncria®, a GSK product for which we would be owed royalties, is commercialized. We also announced that our agreement with the pharmaceutical division of Kirin Brewery Company, Ltd. for joint development of antibodies to TRAIL receptor 2 had been terminated. Takeda Pharmaceutical Company, Ltd. has the right to develop HGS-ETR1 in Japan. As a result of these actions, we have assumed full responsibility for the development and commercialization of products based on these antibodies, except for HGS-ETR1 in Japan.

Our ability to receive revenues from the assets licensed in connection with our CoGenesys transaction will now depend on Teva Bio’s ability to develop and commercialize those assets.

We will depend on Teva Bio to develop and commercialize the assets licensed as part of the spin-off of CoGenesys. If Teva Bio is not successful in its efforts, we will not receive any revenue from the development of these assets. In addition, our relationship with Teva Bio will be subject to the risks and uncertainties inherent in our other collaborations.

Because we currently depend on our collaboration partners for substantial revenue, we may not become profitable on a sustainable basis if we cannot increase the revenue from our collaboration partners or other sources.

We have received substantial revenue from payments made under collaboration agreements with GSK and Novartis, and to a lesser extent, other agreements. The research term of our initial GSK collaboration agreement and many of our other collaboration agreements expired in 2001. None of the research terms of these collaboration agreements was renewed and we may not be able to enter into additional collaboration agreements. While our partners under our initial GSK collaboration agreement have informed us that they have been pursuing research programs involving different genes for the creation of small molecule, protein and antibody drugs, we cannot assure you that any of these programs will be continued or will result in any approved drugs.

Under our present collaboration agreements, we are entitled to certain development and commercialization payments based on our development of the applicable product or certain milestone and royalty payments based on our partners’ development of the applicable product. We may not receive payments under these agreements if we or our collaborators fail to:

•	develop marketable products;

•	obtain regulatory approvals for products; or

•	successfully market products.

Further, circumstances could arise under which one or more of our collaboration partners may allege that we breached our agreement with them and, accordingly, seek to terminate our relationship with them. Our collaboration partners may also terminate these agreements without cause or if competent scientific evidence or safety risks do not justify moving the applicable product forward. If any one of these agreements terminates, this could adversely affect our ability to commercialize our products and harm our business.

If one of our collaborators pursues a product that competes with our products, there could be a conflict of interest and we may not receive milestone or royalty payments.

Each of our collaborators is developing a variety of products, some with other partners. Our collaborators may pursue existing or alternative technologies to develop drugs targeted at the same diseases instead of using our licensed technology to develop products in collaboration with us. Our collaborators may also develop products that are similar to or compete with products they are developing in collaboration with us. If our collaborators pursue these other products instead of our products, we may not receive milestone or royalty payments. For example, GSK has been developing for the treatment of insomnia an orexin inhibitor based on our technology and to which we are entitled to milestones, royalties and co-promotion rights. In July 2008, GSK announced a collaboration with Actelion Ltd. to co-develop and co-commercialize a different orexin inhibitor. While GSK has stated publicly that it intends to continue work on the inhibitor derived from our technology, there can be no assurance that it will continue to do so or that such work will lead to a commercial product.

Since reimbursement payments from our collaborators will pay for approximately half of our late-phase clinical trial expenses, our ability to develop and commercialize products may be impaired if payments from our collaborators are delayed.

We have recently conducted and are conducting Phase 3 clinical development programs for ZALBIN and BENLYSTA. These development programs include four Phase 3 large-scale, multi-center clinical trials, only three of which have been completed. We rely on our collaborators to reimburse us for approximately half of the expenditures related to these programs. To execute our Phase 3 clinical trial programs, including the filings of BLAs, we increased our development organization expenditures and increased our dependence on third-party contract clinical trial providers. The collaboration agreements with our partners in the development of these two products provide for the reimbursement of approximately half of these increased expenditures. However, our collaborators may not agree with our expenses or may not perform their obligations under our agreements with them. Further, it is difficult to accurately predict or control the amount or timing of these expenditures, and uneven and unexpected spending on these programs may cause our operating results to fluctuate from quarter to quarter. As a result, if we are unable to obtain funding under these agreements on a timely basis, we may be forced to delay, curtail or terminate these Phase 3 clinical trials or the filings of the BLAs, which could adversely affect our ability to commercialize our products and harm our business.

REGULATORY RISKS

Because we are subject to extensive changing government regulatory requirements, we may be unable to obtain government approval of our products in a timely manner.

Regulations in the United States and other countries have a significant impact on our research, product development and manufacturing activities and will be a significant factor in the marketing of our products. All of our products require regulatory approval prior to commercialization. In particular, our products are subject to rigorous preclinical and clinical testing and other premarket approval requirements by the FDA and similar regulatory authorities in other countries, such as Europe and Japan. Various statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of our products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our ability to commercialize our products in a timely manner, or at all.

Marketing Approvals.  Before a product can be marketed and sold in the United States, the results of the preclinical and clinical testing must be submitted to the FDA for approval. This submission will be either a new drug application or a biologics license application, depending on the type of drug. In responding to a new drug application or a BLA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval. We cannot assure you that any approval required by the FDA will be obtained on a timely basis, or at all. For example, in November 2009, we received a Complete Response Letter from the FDA related to our BLA for raxibacumab. In this letter, the FDA determined that it cannot approve our BLA for raxibacumab in its present form and requested additional studies and data that would be needed prior to the FDA making a decision as to whether or not to approve the raxibacumab BLA. We may not be able to complete the requested studies or to generate the required data in a timely manner if at all. If the FDA requires that we complete the additional studies and generate the additional data requested in the Complete Response Letter, we may be required to withdraw our existing BLA and resubmit our BLA after completion of such studies. This will start a new review cycle. Even if we could complete such studies and generate such data, the studies and data may not be sufficient for FDA approval. In addition, based on the results of a human study for a particular product candidate, regulatory authorities may not permit us to undertake any additional clinical trials for that product candidate.

In November 2009, we filed a BLA with the FDA for ZALBIN. We plan to file a BLA with the FDA for BENLYSTA in the first half of 2010 and to request priority review of that application. The FDA may not grant priority review of our BENLYSTA BLA and may not act on our BLAs in a timely manner. The FDA may determine that our BLAs are insufficient to support marketing approval or may deny our BLAs for either or both products, either of which would materially adversely affect our results of operations and business.

The FDA may condition marketing approval on the conduct of specific post-marketing studies to further evaluate safety and efficacy. Rigorous and extensive FDA regulation of pharmaceutical products continues after approval, particularly with respect to compliance with current good manufacturing practices (“cGMPs”), reporting of adverse effects, advertising, promotion and marketing. Discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions, any of which could materially adversely affect our business.

Foreign Regulation.  We must obtain regulatory approval by governmental agencies in other countries prior to commercialization of our products in those countries. Foreign regulatory systems may be just as rigorous, costly and uncertain as in the United States.

Because we are subject to environmental, health and safety laws, we may be unable to conduct our business in the most advantageous manner.

We are subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, emissions and wastewater discharges, and the use and disposal of hazardous or potentially hazardous substances used in connection with our research, including radioactive compounds and infectious disease agents. We also cannot accurately predict the extent of regulations that might result from any future legislative or administrative action. Any of these laws or regulations could cause us to incur additional expense or restrict our operations.

INTELLECTUAL PROPERTY RISKS

If our patent applications do not result in issued patents or if patent laws or the interpretation of patent laws change, our competitors may be able to obtain rights to and commercialize our discoveries.

Our pending patent applications, including those covering full-length genes and their corresponding proteins, may not result in the issuance of any patents. Our applications may not be sufficient to meet the statutory requirements for patentability in all cases or may be subject to challenge, if they do issue. Important legal issues remain to be resolved as to the extent and scope of available patent protection for biotechnology products and processes in the United States and other important markets outside the United States, such as Europe and Japan. In the United States, Congress is considering significant changes to U.S. intellectual property laws which could affect the extent and scope of existing protections for biotechnology products and processes. Foreign markets may not provide the same level of patent protection as provided under the

U.S. patent system. We expect that litigation or administrative proceedings will likely be necessary to determine the validity and scope of certain of our and others’ proprietary rights. We are currently involved in a number of litigation and administrative proceedings relating to the scope of protection of our patents and those of others in both the United States and in the rest of the world.

We are involved in a number of interference proceedings brought by the United States Patent and Trademark Office (“PTO”) and may be involved in other interference proceedings in the future. These proceedings determine the priority of inventions and, thus, the right to a patent for technology in the U.S. For example, we are involved in interferences in the United States with both Genentech, Inc. and Immunex Corporation, a wholly-owned subsidiary of Amgen, Inc., related to products based on TRAIL Receptor 2 (such as HGS-ETR2). In four of these interferences, we initiated district court litigation to review adverse decisions by the PTO. In two of these cases, we were also seeking appellate review of a jurisdictional issue decided by the district court. In light of the multiple adverse judgments by the PTO and district court, we recently requested dismissal of both the district court and appellate actions. Consequently we will not be able to obtain patent protection for TRAIL Receptor 2 from any of the patents or patent applications involved in these litigations. The adverse judgments in these litigations also may prevent us from obtaining other issued patents related to TRAIL Receptor 2.

We are also involved in proceedings in connection with foreign patent filings, including opposition and revocation proceedings and may be involved in other opposition proceedings in the future. For example, we are involved in European opposition proceedings against an issued patent of Biogen Idec. In this opposition, the European Patent Office (“EPO”) found the claims of Biogen Idec’s patent to be valid. The claims relate to a method of treating autoimmune diseases using an antibody to BLyS (such as BENLYSTA). We and GSK have entered into a definitive license agreement with Biogen Idec that provides for an exclusive license to this European patent. This patent is still under appeal in Europe. We also have been involved in an opposition proceeding brought by Eli Lilly and Company with respect to our European patent related to BLyS compositions, including antibodies. In 2008, the Opposition Division of the EPO held our patent invalid. We appealed this decision, and in October 2009, a Technical Board of Appeal of the EPO reversed the Opposition Division decision and held that our European patent is valid. Although decisions of a Technical Board of Appeal can be appealed only in limited circumstances, Eli Lilly may appeal this decision. In addition, Eli Lilly instituted a revocation proceeding against our United Kingdom patent that corresponds to our BLyS European patent; in this proceeding the United Kingdom trial court found the patent invalid. We have appealed this decision. The UK Court of Appeal will independently review our European patent and may reach a different decision than the EPO Technical Board of Appeal.

We have also opposed European patents issued to Genentech, Inc. and Immunex Corporation related to products based on TRAIL Receptor 2, and Genentech, Inc. and Immunex Corporation have opposed our European patent related to products based on TRAIL Receptor 2. Genentech, Inc. also has opposed our Australian patent related to products based on TRAIL Receptor 2. In addition, Genentech, Inc. has opposed our European patent related to products based on TRAIL Receptor 1 (such as HGS-ETR1).

We cannot assure you that we will be successful in any of these proceedings. Moreover, any such litigation or proceeding may result in a significant commitment of resources in the future and could force us to do one or more of the following: cease selling or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue; obtain a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; and redesign our products to avoid infringing the intellectual property rights of third parties, which may be time-consuming or impossible to do. In addition, such litigation or proceeding may allow others to use our discoveries or develop or commercialize our products. Changes in, or different interpretations of, patent laws in the United States and other countries may result in patent laws that allow others to use our discoveries or develop and commercialize our products or prevent us from using or commercializing our discoveries and products. We cannot assure you that the patents we obtain or the unpatented technology we hold will afford us significant commercial protection.

If others file patent applications or obtain patents similar to ours, then the United States Patent and Trademark Office may deny our patent applications, or others may restrict the use of our discoveries.

We are aware that others, including universities and companies working in the biotechnology and pharmaceutical fields, have filed patent applications and have been granted patents in the United States and in other countries that cover subject matter potentially useful or necessary to our business. Some of these patents and patent applications claim only specific products or methods of making products, while others claim more general processes or techniques useful in the discovery and manufacture of a variety of products. The risk of third parties obtaining additional patents and filing patent applications will continue to increase as the biotechnology industry expands. We cannot predict the ultimate scope and validity of existing patents and patents that may be granted to third parties, nor can we predict the extent to which we may wish or be required to obtain licenses to such patents, or the availability and cost of acquiring such licenses. To the extent that licenses are required, the owners of the patents could bring legal actions against us to claim damages or to stop our manufacturing and marketing of the affected products. We believe that there will continue to be significant litigation in our industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our resources.

Because issued patents may not fully protect our discoveries, our competitors may be able to commercialize products similar to those covered by our issued patents.

Issued patents may not provide commercially meaningful protection against competitors and may not provide us with competitive advantages. Other parties may challenge our patents or design around our issued patents or develop products providing effects similar to our products. In addition, others may discover uses for genes, proteins or antibodies other than those uses covered in our patents, and these other uses may be separately patentable. The holder of a patent covering the use of a gene, protein or antibody for which we have a patent claim could exclude us from selling a product for a use covered by its patent.

We rely on our collaboration partners to seek patent protection for the products they develop based on our research.

A significant portion of our future revenue may be derived from royalty payments from our collaboration partners. These partners face the same patent protection issues that we and other biotechnology or pharmaceutical companies face. As a result, we cannot assure you that any product developed by our collaboration partners will be patentable, and therefore, revenue from any such product may be limited, which would reduce the amount of any royalty payments. We also rely on our collaboration partners to effectively prosecute their patent applications. Their failure to obtain or protect necessary patents could also result in a loss of royalty revenue to us.

If we are unable to protect our trade secrets, others may be able to use our secrets to compete more effectively.

We may not be able to meaningfully protect our trade secrets. We rely on trade secret protection to protect our confidential and proprietary information. We believe we have acquired or developed proprietary procedures and materials for the production of proteins and antibodies. We have not sought patent protection for these procedures. While we have entered into confidentiality agreements with employees and collaborators, we may not be able to prevent their disclosure of these data or materials. Others may independently develop substantially equivalent information and processes.

FINANCIAL AND MARKET RISKS

Because of our substantial indebtedness and lease obligations, we may be unable to adjust our strategy to meet changing conditions in the future.

As of September 30, 2009, we had long-term obligations on our balance sheet of approximately $592.5 million of which $344.4 million ($403.9 million on a face value basis) represents convertible subordinated debt and $248.1 million represents a long-term lease financing for our large-scale manufacturing facility. During the year ended December 31, 2008, we made cash interest and principal payments of $11.5 million on our indebtedness and during the three months ended September 30, 2009, we made cash interest and principal payments of $2.3 million on our indebtedness. During the year ended December 31, 2008, we made cash payments of $23.6 million on our long-term lease financing and during the three months ended September 30, 2009, we made cash payments of $6.0 million on our long-term lease financing. In addition, we have operating leases, primarily our long-term operating lease for our headquarters, for which we made cash payments of $27.6 million during the year ended December 31, 2008 and $5.5 million during the three months ended September 30, 2009. Our substantial debt and long-term lease obligations will have several important consequences for our future operations. For instance:

•	payments of interest on, and principal of, our indebtedness and our long-term lease obligations will be substantial and may exceed then current income and available cash;

•	we may be unable to obtain additional future financing for continued clinical trials, capital expenditures, acquisitions or general corporate purposes;

•	we may be unable to withstand changing competitive pressures, economic conditions and governmental regulations; and

•	we may be unable to make acquisitions or otherwise take advantage of significant business opportunities that may arise.

We may not have adequate resources available to repay our 2011 Notes and our 2012 Notes at maturity.

As of September 30, 2009, we had $403.9 million in face value of convertible subordinated debt outstanding, with $197.1 million and $206.8 million due in 2011 and 2012, respectively. Those notes are convertible into our common stock at conversion prices of approximately $15.55 and $17.78 per share, respectively. If our stock price does not exceed the applicable conversion price of those notes, upon maturity, we may need to pay the note holders in cash or restructure some or all of the debt. Since it may be several years, if ever, before we are likely to receive continuing revenue from product sales other than for raxibacumab or substantial royalty payments, we may not have enough cash, cash equivalents, short-term investments and marketable securities available to repay our debt upon maturity.

To become a successful biopharmaceutical company, we may need additional funding in the future. If we do not obtain this funding on acceptable terms, we may not be able to generate sufficient revenue to repay our convertible debt, to launch and market successfully our products and to continue our biopharmaceutical discovery and development efforts.

We continue to expend substantial funds on our research and development programs and human studies on current and future drug candidates. We expect to expend significant funds to support pre-launch and commercial marketing activities and acquire additional manufacturing capacity. We may need additional financing to fund our operating expenses, including pre-commercial launch activities, manufacturing activities, marketing activities, research and development and capital requirements. In addition, even if our products are successful, if our stock price does not exceed the applicable conversion price when our remaining convertible debt matures, we may need to pay the note holders in cash or restructure some or all of the debt. If we are unable to restructure the debt, we may not have enough cash, cash equivalents, short-term investments and marketable securities available to repay the remaining debt. We may not be able to obtain additional financing on acceptable terms either to fund operating expenses or to repay the convertible debt. If we raise additional funds by issuing equity securities, equity-linked securities or debt securities, the new equity securities may dilute the interests of our existing stockholders and the new debt securities may contain restrictive financial covenants. For example, in August 2009, we completed a public offering of 26,697,250 newly issued shares of common stock.

Our need for additional funding will depend on many factors, including, without limitation:

•	the amount of revenue or cost sharing, if any, that we are able to obtain from our collaborations, any approved products, and the time and costs required to achieve those revenues;

•	the timing, scope and results of preclinical studies and clinical trials;

•	the size and complexity of our development programs;

•	the time and costs involved in obtaining regulatory approvals;

•	the timing and costs of increasing our manufacturing capacity;

•	the costs of launching our products;

•	the costs of commercializing our products, including marketing, promotional and sales costs;

•	the commercial success of our products;

•	our stock price;

•	our ability to establish and maintain collaboration partnerships;

•	competing technological and market developments;

•	the costs involved in filing, prosecuting and enforcing patent claims; and

•	scientific progress in our research and development programs.

If we are unable to raise additional funds, we may, among other things:

•	delay, scale back or eliminate some or all of our research and development programs;

•	delay, scale back or eliminate some or all of our commercialization activities;

•	lose rights under existing licenses;

•	relinquish more of, or all of, our rights to product candidates on less favorable terms than we would otherwise seek; and

•	be unable to operate as a going concern.

Our short-term investments, marketable securities and restricted investments are subject to certain risks which could materially adversely affect our overall financial position.

We invest our cash in accordance with an established internal policy and customarily in instruments which historically have been highly liquid and carried relatively low risk. However, the capital and credit markets have been experiencing extreme volatility and disruption. Over the past two years, the volatility and disruption have reached unprecedented levels. We maintain a significant portfolio of investments in short-term investments, marketable debt securities and restricted investments, which are recorded at fair value. Certain of these transactions expose us to credit risk in the event of default of the issuer. To minimize our exposure to credit risk, we invest in securities with strong credit ratings and have established guidelines relative to diversification and maturity with the objective of maintaining safety of principal and liquidity. We do not invest in derivative financial instruments or auction rate securities, and we generally hold our investments in debt securities until maturity. In September 2008, Lehman Brothers Holdings, Inc. (“LBHI”) filed for bankruptcy and the debt securities issued by LBHI experienced a significant decline in market value, which caused an other-than-temporary impairment of our investment in LBHI. As a result, we recorded an impairment charge of $6.3 million during 2008. In June 2009, we determined that another investment had incurred an other-than-temporary impairment, and we recorded a charge for impairment of $1.3 million. We sold this security in July 2009 and recorded an additional loss of $0.1 million. In recent years, certain financial instruments, including some of the securities in which we invest, have sustained downgrades in credit ratings and some high quality short-term investment securities have suffered illiquidity or events of default. Deterioration in the credit market may have an adverse effect on the fair value of our investment portfolio. Should any of our short-term investments, marketable securities or restricted investments lose significant value or have their liquidity impaired, it could materially and adversely affect our overall financial position by imperiling our ability to fund our operations and forcing us to seek additional financing sooner than we would otherwise. Such financing may not be available on commercially attractive terms or at all.

Some of our operating leases contain financial and restrictive covenants, which may require us to accelerate payment under those agreements or increase the amount of our security deposits and reduce our flexibility or limit our activities.

Certain of our lease agreements contain covenants with respect to tangible net worth, cash and cash equivalents and investment securities, restrictions on dividends, as well as other covenants. Under the leases for our process development and small-scale manufacturing facility, we must maintain minimum levels of unrestricted cash, cash equivalents, marketable securities and net worth. During 2007, we amended certain of these leases to eliminate the minimum net worth covenant and adjust the minimum levels of unrestricted cash, cash equivalents and marketable securities required under the leases. We also pledged additional collateral to another lessor to satisfy the minimum net worth covenant associated with certain other leases. With respect to the small-scale manufacturing facility lease, we increased the amount of our security deposits in 2007 by approximately $1.0 million, raising the level in 2007 to $15.0 million. Under certain circumstances pertaining to this facility lease, if we do not elect to purchase the facility, we could lose either a portion or all of our restricted investments and record a charge to earnings for such a loss. In addition, our letters of credit for the financing of our small-scale manufacturing facility lease expire in December 2009. If we are not successful in negotiating new letters of credit, we may be required to purchase the facility for approximately $37.6 million. If we are successful in negotiating new letters of credit, we expect the amount of our security deposits to increase to an aggregate of approximately $34.3 million.

Our insurance policies are expensive and protect us only from some business risks, which could leave us exposed to significant, uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. We currently maintain general liability, property, auto, workers’ compensation, product liability, fiduciary and directors’ and officers’ insurance policies. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. For example, the premiums for our directors’ and officers’ insurance policy have increased in the past and may increase in the future, and this type of insurance may not be available on acceptable terms or at all in the future. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

We may be subject to product liability or other litigation, which could result in an inefficient allocation of our critical resources, delay the implementation of our business strategy and, if successful, materially and adversely harm our business and financial condition as a result of the costs of liabilities that may be imposed thereby.

Our business exposes us to the risk of product liability claims. If any of our product candidates harm people, or is alleged to be harmful, we may be subject to costly and damaging product liability claims brought against us by clinical trial participants, consumers, health care providers, corporate partners or others. We have product liability insurance covering our ongoing clinical trials and raxibacumab, but do not have insurance for any of our other commercial activities. If we are unable to obtain insurance at an acceptable cost or otherwise protect against potential product liability claims, we may be exposed to significant litigation costs and liabilities, which may materially and adversely affect our business and financial position. If we are sued for injuries allegedly caused by any of our product candidates, our litigation costs and liability could exceed our total assets and our ability to pay. In addition, we may from time to time become involved in various lawsuits and legal proceedings which arise in the ordinary course of our business. Any litigation to which we are subject could require significant involvement of our senior management and may divert management’s attention from our business and operations. Litigation costs or an adverse result in any litigation that may arise from time to time may adversely impact our operating results or financial condition.

OTHER RISKS RELATED TO OUR BUSINESS

Many of our competitors have substantially greater capabilities and resources and may be able to develop and commercialize products before we do or develop generic drugs that are similar to our products.

We face intense competition from a wide range of pharmaceutical and biotechnology companies, as well as academic and research institutions and government agencies.

Principal competitive factors in our industry include:

•	the quality and breadth of an organization’s technology;

•	the skill of an organization’s employees and ability to recruit and retain skilled employees;

•	an organization’s intellectual property portfolio;

•	the range of capabilities, from target identification and validation to drug discovery and development to manufacturing and marketing; and

•	the availability of substantial capital resources to fund discovery, development and commercialization activities.

Many large pharmaceutical and biotechnology companies have significantly larger intellectual property estates than we do, more substantial capital resources than we have, and greater capabilities and experience than we do in preclinical and clinical development, sales, marketing, manufacturing and regulatory affairs.

We are aware of existing products and products in research or development by our competitors that address the diseases we are targeting. Any of these products may compete with our product candidates. Our competitors may succeed in developing their products before we do, obtaining approvals from the FDA or other regulatory agencies for their products more rapidly than we do, or developing products that are more effective than our products. These products or technologies might render our technology or drugs under development obsolete or noncompetitive. In addition, our albumin fusion protein product, ZALBIN, is designed to be a longer-acting version of existing products. The existing products in many cases have an established market that may make the introduction of ZALBIN more difficult.

If our products are approved and marketed, we may also face risks from generic drug manufacturers. Legislation currently pending in the United States Congress and regulatory and legislative activity in other countries may make it easier for generic drug manufacturers to manufacture and sell in the United States biological drugs similar or identical to ZALBIN and BENLYSTA, which might affect the profitability or commercial viability of our products.

If any of our product candidates for which we receive regulatory approval do not achieve broad market acceptance (including as a result of failing to differentiate our products from competitor products or as a result of failing to obtain reimbursement rates for our products that are competitive from the healthcare provider’s perspective), the revenues we generate from their sales will be limited and our business may not be profitable.

Our success will depend in substantial part on the extent to which our products for which we obtain marketing approval from the FDA and comparable foreign regulatory authorities are accepted by the medical community and reimbursed by third-party payors, including government payors. The degree of market acceptance will depend upon a number of factors, including, among other things:

•	our product’s perceived advantages over existing treatment methods (including relative convenience and ease of administration and prevalence and severity of any adverse events, including any unexpected adverse events of which we become aware after marketing approval);

•	claims or other information (including limitations or warnings) in our product’s approved labeling;

•	reimbursement and coverage policies of government and other third-party payors;

•	pricing and cost-effectiveness;

•	in the United States, the ability of group purchasing organizations, or GPOs (including distributors and other network providers), to sell our products to their constituencies;

•	the establishment and demonstration in the medical community of the safety and efficacy of our products and our ability to provide acceptable evidence of safety and efficacy;

•	availability of alternative treatments; and

•	the prevalence of off-label substitution of biologically equivalent products.

We cannot predict whether physicians, patients, healthcare insurers or maintenance organizations, or the medical community in general, will accept or utilize any of our products. If our products are approved but do not achieve an adequate level of acceptance by these parties, we may not generate sufficient revenues from these products to become or remain profitable. In addition, our efforts to educate the medical community and third-party payors regarding the benefits of our products may require significant resources and may never be successful.

If the health care system or reimbursement policies change, the prices of our potential products may be lower than expected and our potential sales may decline.

The levels of revenues and profitability of biopharmaceutical companies like ours may be affected by the continuing efforts of government and third party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing or profitability of therapeutic and other pharmaceutical products is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental control. In addition, in the United States, a number of proposals have been made to reduce the regulatory burden of follow-on biologics, which could affect the prices and sales of our products in the future. Additional and broad health care proposals currently are being considered by the United States Congress. While we cannot predict whether any legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability. In addition, in the United States and elsewhere, sales of therapeutic and other pharmaceutical products depend in part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. We cannot assure you that any of our products will be considered cost effective or that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive and profitable basis.

If we lose or are unable to attract key management or other personnel, we may experience delays in product development.

We depend on our senior executive officers as well as other key personnel. If any key employee decides to terminate his or her employment with us, this termination could delay the commercialization of our products or prevent us from becoming profitable. Competition for qualified employees is intense among pharmaceutical and biotechnology companies, and the loss of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the expansion of our activities, could hinder our ability to complete human studies successfully and develop marketable products. The reduction in scope of some programs in March 2009 included decreasing headcount. This reduction in headcount may adversely affect our ability to attract, retain and motivate current and new employees.

We may be unable to fulfill the terms of our agreement with Hospira, Inc. and other agreements, if any, with potential customers for manufacturing process development and supply of selected biopharmaceutical products.

We have entered into agreements for manufacturing process development, clinical and commercial supply of certain biopharmaceutical products, including an agreement with Hospira, Inc., and may enter into similar agreements with other potential customers. We may not be able to successfully manufacture products under the agreement with Hospira or under other agreements, if any. We have not yet manufactured any products approved for commercial use and, except for raxibacumab, have limited experience in manufacturing materials suitable for commercial use. We have limited experience manufacturing in a large-scale manufacturing facility built to increase our capacity for protein and antibody drug production. The FDA must inspect and license our facilities to determine compliance with cGMP requirements for commercial production. We may not be able to enter into additional agreements with other customers. Hospira or any future customer may decide to discontinue the products contemplated under the agreements, and therefore we may not receive revenue from these agreements.

Because we depend on third parties to conduct many of our human studies, we may encounter delays in or lose some control over our efforts to develop products.

We are dependent on third-party research organizations to conduct most of our human studies. We have engaged contract research organizations to manage our global Phase 3 clinical studies. If we are unable to obtain any necessary services on acceptable terms, we may not complete our product development efforts in a timely manner. If we rely on third parties for the management of these human studies, we may lose some control over these activities and become too dependent upon these parties. These third parties may not complete the activities on schedule.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

Because our stock price has been and will likely continue to be highly volatile, the market price of our common stock may be lower or more volatile than you expected.

Our stock price, like the stock prices of many other biotechnology companies, has been highly volatile. During the preceding twelve months, the closing price of our common stock has been as low as $0.48 per share and as high as $28.97 per share. The market price of our common stock could fluctuate widely because of:

•	future announcements about our company or our competitors, including the results of testing, clinical trials, technological innovations or new commercial products;

•	negative regulatory actions with respect to our potential products or regulatory approvals with respect to our competitors’ products;

•	changes in government regulations;

•	developments in our relationships with our collaboration partners;

•	developments affecting our collaboration partners;

•	announcements relating to health care reform and reimbursement levels for new drugs;

•	our failure to acquire or maintain proprietary rights to the gene sequences we discover or the products we develop;

•	litigation; and

•	public concern as to the safety of our products.

The stock market has experienced price and volume fluctuations that have particularly affected the market price for many emerging and biotechnology companies. These fluctuations have often been unrelated to the operating performance of these companies. These broad market fluctuations may cause the market price of our common stock to be lower or more volatile than you expected.

The issuance and sale of shares underlying our outstanding convertible debt securities and options, as well as the sale of additional equity or equity-linked securities may materially and adversely affect the price of our common stock.

Sales of substantial amounts of shares of our common stock or securities convertible into or exchangeable for our common stock in the public market, or the perception that those sales may occur, could cause the market price of our common stock to decline. We have used and may continue to use our common stock or securities convertible into or exchangeable for our common stock to acquire technology, product rights or businesses, or for other purposes. Our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.01 per share. As of September 30, 2009, we had 165,011,468 shares of common stock outstanding, including 26,697,250 shares issued in a public offering in August 2009. In addition, an aggregate of approximately 24,306,115 shares of our common stock are issuable upon conversion of our outstanding 2011 Notes and outstanding 2012 Notes at an applicable conversion price of $15.55 and $17.78 per share, respectively; 28,324,457 shares of our common stock are issuable upon the exercise of options outstanding as of September 30, 2009, having a weighted-average exercise price of $13.95 per share, including 4,110,453 stock options granted during the nine months ended September 30, 2009 with a weighted-average grant date fair value of $0.44 per share; and 210,738 shares of our common stock are issuable upon the vesting of restricted stock unit awards outstanding as of September 30, 2009. If we issue additional equity securities, including in exchange for our outstanding convertible debt, the price of our common stock may be materially and adversely affected and the holdings of our existing stockholders would be diluted. The issuance and sale of shares issuable upon conversion of our outstanding convertible debt securities and options or the sale of additional equity or equity-linked securities could materially and adversely affect the price of our common stock.

Our certificate of incorporation and bylaws could discourage acquisition proposals, delay a change in control or prevent transactions that are in your best interests.

Provisions of our certificate of incorporation and bylaws, as well as Section 203 of the Delaware General Corporation Law, may discourage, delay or prevent a change in control of our company that you as a stockholder may consider favorable and may be in your best interest. Our certificate of incorporation and bylaws contain provisions that:

•	authorize the issuance of up to 20,000,000 shares of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and discourage a takeover attempt;

•	limit who may call special meetings of stockholders; and

•	establish advance notice requirements for nomination of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholders’ meetings.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our product candidates and cause the price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents we incorporate by reference contain forward-looking statements. We generally identify forward-looking statements using words like “believe,” “intend,” “expect,” “may,” “will,” “should,” “target,” “objective,” “goal,” “plan,” “project,” “contemplate,” “anticipate” or similar statements. The forward-looking statements are based on our current intent, belief and expectations. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Actual results may differ materially from these forward-looking statements because of our unproven business model, our dependence on new technologies, the uncertainty and timing of clinical trials, our ability to develop and commercialize products, our dependence on collaborators for services and revenue, our substantial indebtedness and lease obligations, our changing requirements and costs associated with facilities, intense competition, the uncertainty of patent and intellectual property protection, our dependence on key management and key suppliers, the uncertainty of regulation of products, the impact of future alliances or transactions and other risks described in our filings with the Securities and Exchange Commission (“SEC”). Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement. We undertake no obligation to update or revise the information contained in this prospectus supplement whether as a result of new information, future events or circumstances or otherwise.

USE OF PROCEEDS

We expect to receive net proceeds, after deducting the underwriting discount but before deducting other offering expenses, of approximately $324.5 million (or approximately $373.1 million if the underwriters exercise their option to purchase additional shares in full) from this offering, in each case based on an assumed public offering price of $27.11 (the last reported sale price of our common stock as reported on the Nasdaq Global Market on November 27, 2009). We currently expect to use the net proceeds from this offering for general corporate purposes, including acquisition of additional manufacturing capacity and development of new indications for BENLYSTA, as well as potential sales and marketing activities, clinical trial, research and development, general and administrative and manufacturing expenses and the potential retirement of debt. We may also use a portion of the proceeds for strategic investments. While we evaluate company, product, technology and similar opportunities from time to time, we currently have no material agreements or commitments with respect to any such acquisition or investment. We may use a portion of the net proceeds to repay, repurchase or retire all or a portion of our 2011 Notes and our 2012 Notes. We will retain broad discretion in the use of the net proceeds. Until we use the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing investment securities, such as U.S. Treasury and government agency obligations, high grade debt securities and commercial paper.

MARKET PRICES OF COMMON STOCK

Market Information

Our common stock is traded on the Nasdaq Global Market under the symbol “HGSI”. The following table presents the quarterly high and low closing prices of our common stock as quoted by Nasdaq.

	High	Low

2007
First Quarter	$12.52	$10.25
Second Quarter	11.51	8.92
Third Quarter	10.39	7.06
Fourth Quarter	11.10	9.12
2008
First Quarter	$11.79	$4.86
Second Quarter	6.79	5.21
Third Quarter	7.94	5.17
Fourth Quarter	6.06	1.24
2009
First Quarter	$2.78	$0.48
Second Quarter	3.19	0.82
Third Quarter	20.50	2.39
Fourth Quarter (through November 27, 2009)	28.97	17.96

Dividends

We have never declared or paid any cash dividends. We do not anticipate declaring or paying cash dividends for the foreseeable future, in part because our existing contractual agreements prohibit such dividends. Instead, we will retain our earnings, if any, for the future operation and expansion of our business.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and investments and our capitalization as of September 30, 2009:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale by us of 12,500,000 shares of our common stock in this offering at the assumed public offering price of $27.11 per share (the last reported sale price of our common stock as reported on the Nasdaq Global Market on November 27, 2009) after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this information in conjunction with our financial statements and other financial information that are included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2009
	Actual	As Adjusted
	(Unaudited)
	(In thousands, except for
	share and per share data)

Cash, cash equivalents and investments
Cash and cash equivalents	$217,794	$542,017
Short-term investments	191,286	191,286
Marketable securities	218,569	218,569
Restricted investments	69,578	69,578

Total	$697,227	$1,021,450

Capitalization
Debt:
2 1/4% Convertible Subordinated Notes due 2011(1)	$175,616	$175,616
2 1/4% Convertible Subordinated Notes due 2012(1)	168,750	168,750
BioMed lease financing	248,118	248,118

Total debt	592,484	592,484

Stockholders’ equity:
Common stock — $0.01 par value per share; shares authorized — 400,000,000; shares issued and outstanding actual — 165,011,468; shares issued and outstanding as adjusted — 177,511,468(2)	$1,650	$1,775
Additional paid-in capital	2,448,749	2,772,847
Accumulated other comprehensive income	8,110	8,110
Accumulated deficit	(2,176,925)	(2,176,925)

Total stockholders’ equity (deficit)	281,584	605,807

Total capitalization	$874,068	$1,198,291

(1)	In October 2004, we issued $280.0 million aggregate principal amount of our 2011 Notes of which $197.1 million in aggregate principal amount remained outstanding as of September 30, 2009, and in August 2005, we issued $230.0 million aggregate principal amount of our 2012 Notes of which $206.8 million in aggregate principal amount remained outstanding as of September 30, 2009. Pursuant to FSP APB 14-1, these notes are recorded at a discount offset by the amount of the discount being reflected as Additional Paid in Capital. The discount is amortized over the term of the notes.

(2)	The number of shares shown as issued and outstanding in the table above excludes:

•	an aggregate of approximately 24,306,115 shares of our common stock issuable upon conversion of our outstanding 2011 Notes and 2012 Notes at an applicable conversion price of approximately $15.55 and $17.78 per share, respectively;

•	28,324,457 shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2009, having a weighted-average exercise price of $13.95 per share;

•	210,738 shares of our common stock issuable upon the vesting of restricted stock unit awards outstanding as of September 30, 2009; and

•	an aggregate of 7,206,098 shares of our common stock reserved for future awards as of September 30, 2009 under our 2000 Stock Incentive Plan, as amended, and our Employee Stock Purchase Plan.

DILUTION

Our net tangible book value as of September 30, 2009 was approximately $281.6 million, or $1.71 per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of September 30, 2009. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

After giving effect to our sale of 12,500,000 shares of our common stock in this offering at the assumed public offering price of $27.11 per share (the last reported sale price of our common stock as reported on the Nasdaq Global Market on November 27, 2009) and after deducting the underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2009 would have been approximately $605.8 million, or $3.41 per share. This represents an immediate increase in net tangible book value of $1.70 per share to existing stockholders and immediate dilution in net tangible book value of $23.70 per share to new investors purchasing our common stock in this offering at the public offering price. The following table illustrates this dilution on a per share basis:

Public offering price per share		$27.11
Net tangible book value per share as of September 30, 2009	$1.71
Increase per share attributable to new investors	1.70

As adjusted net tangible book value per share after this offering		3.41

Dilution per share to new investors		$23.70

If the underwriters exercise in full their option to purchase 1,875,000 additional shares of common stock at the assumed public offering price, the as adjusted net tangible book value after this offering would be $3.65 per share, representing an increase in net tangible book value of $1.94 per share to existing stockholders and immediate dilution in net tangible book value of $23.46 per share to new investors purchasing our common stock in this offering at the public offering price.

The above discussion and table are based on 165,011,468 shares of common stock issued and outstanding as of September 30, 2009, which does not include:

•	an aggregate of approximately 24,306,115 shares of our common stock issuable upon conversion of our outstanding 2011 Notes and 2012 Notes at an applicable conversion price of approximately $15.55 and $17.78 per share, respectively;

•	28,324,457 shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2009, having a weighted-average exercise price of $13.95 per share;

•	210,738 shares of our common stock issuable upon the vesting of restricted stock unit awards outstanding as of September 30, 2009; and

•	an aggregate of 7,206,098 shares of our common stock reserved for future awards as of September 30, 2009 under our 2000 Stock Incentive Plan, as amended, and our Employee Stock Purchase Plan.

To the extent that outstanding 2010 Notes or 2012 Notes are converted, options are exercised or restricted stock unit awards vest, you may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe that we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

UNDERWRITING

Goldman, Sachs & Co. and Citigroup Global Markets Inc. are acting as joint book-running managers for the offering and as representatives of the underwriters named below. We and the representatives have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter named below has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC

Total	12,500,000

The underwriters are committed to take and pay for all of the shares of common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares of common stock than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,875,000 shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,875,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial price to the public set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our executive officers and directors each have agreed with the underwriters, not to dispose of or hedge any of our respective shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives, subject to certain exceptions, including shares sold pursuant to existing and future 10b5-1 plans of certain members of management and the board of directors in an amount not to exceed 0.5% of the shares outstanding and shares issued upon conversion or exchange of outstanding convertible notes or pursuant to existing employee benefit plans.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $250,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 (the “Securities Act”).

Goldman, Sachs & Co., Citigroup Global Markets Inc. and certain of the underwriters and their respective affiliates are full service financial institutions engaged in various activities, including securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Goldman, Sachs & Co., Citigroup Global Markets Inc. and certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. Goldman, Sachs & Co. and Citigroup Global Markets Inc. acted as joint book-running managers and underwriters in connection with a public offering of our common stock in August 2009.

In the ordinary course of their various business activities, Goldman, Sachs & Co., Citigroup Global Markets Inc. and certain of the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the company.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by DLA Piper LLP (US), Baltimore, Maryland and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Human Genome Sciences, Inc. as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, incorporated in this prospectus supplement by reference to the Current Report on Form 8-K filed on July 27, 2009 and the effectiveness of Human Genome Sciences, Inc.’s internal control over financial reporting as of December 31, 2008, incorporated in this prospectus by reference to Human Genome Sciences, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act and do not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to any of our contracts, agreements or other documents, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus supplement and the accompanying prospectus for a copy of such contract, agreement or other document.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including HGS. The SEC’s Internet site can be found at www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate in this manner is considered part of this prospectus supplement except to the extent updated and superseded by information contained in this prospectus supplement or in a subsequently filed document incorporated into this prospectus supplement. Some information that we file with the SEC after the date of this prospectus supplement will automatically update and supersede the information contained in this prospectus supplement, in which event, you should rely on the later information over different information included in this prospectus supplement. We incorporate by reference any filings we make with the SEC after the date of this prospectus supplement under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We also incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Report on Form 10-Q for the three months ended March 31, 2009, June 30, 2009 and September 30, 2009;

•	Current Reports on Form 8-K filed on July 23, 2009, July 27, 2009, August 3, 2009 and November 30, 2009; and

•	Description of common stock contained in Form 8-A filed pursuant to the Exchange Act.

We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of any Current Report on Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus supplement or the accompanying prospectus.

Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, into this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying prospectus to the extent that a statement contained herein, therein or in any other subsequently filed document which also is incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. For example, the management discussion and analysis and audited financial statements contained in our Current Report on Form 8-K filed on July 27, 2009 supersede in their entirety the management discussion and analysis and audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2008.

We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus supplement or the accompanying prospectus. To request a copy of any or all of these documents, you should write or telephone us at: 14200 Shady Grove Road, Rockville, Maryland 20850-7464, (301) 309-8504, Attention: Senior Vice President and Chief Financial Officer. See “Where You Can Find More Information” for other ways to obtain these documents.

We furnish our stockholders with annual reports that contain audited financial statements and quarterly reports for the first three quarters of each year that contain unaudited interim financial information.

PROSPECTUS

Human Genome Sciences, Inc.

Common Stock
Preferred Stock
Debt Securities
Warrants to Purchase Common Stock,
Preferred Stock or Debt Securities

We will provide the specific terms for each of these securities in supplements to this prospectus. You should read carefully this prospectus and any supplement before you invest.

Our common stock is listed on the Nasdaq Global Market under the symbol “HGSI.”

Investing in our securities involves risk. See “Risk Factors” beginning on page 2.

This prospectus may not be used to complete sales of securities unless it is accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 29, 2009.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

SUMMARY

This summary highlights information about Human Genome Sciences, Inc. Because this is a summary, it may not contain all the information you should consider before investing in our securities. You should carefully read this entire prospectus, including the information set forth under “Risk Factors,” and the documents incorporated by reference in this prospectus.

Human Genome Sciences, Inc.

Human Genome Sciences is a commercially focused biopharmaceutical company. During the nine months ended September 30, 2009, we achieved revenues of $162.5 million upon our delivery of raxibacumab (formerly ABthraxtm) to the U.S. Strategic National Stockpile. We have two other products in late-stage clinical development: ZALBINTM (formerly Albuferon®) for chronic hepatitis C and BENLYSTATM (formerly LymphoStat-B®) for systemic lupus erythematosus (“SLE”).

On July 22, 2009, we announced that the U.S. Government agreed to purchase 45,000 additional doses of raxibacumab for the U.S. Strategic National Stockpile, to be delivered over a three-year period beginning near the end of 2009. We expect to receive approximately $152 million from this purchase as deliveries are completed. The purchase was made under a contract entered into with the Biomedical Advanced Research and Development Authority (“BARDA”) in 2006. In May 2009, we submitted a Biologics License Application (“BLA”) to the FDA for raxibacumab for the treatment of inhalation anthrax. In July 2009, the FDA notified us that the BLA for raxibacumab has been filed and will receive priority review.

ZALBIN and BENLYSTA are progressing toward commercialization. In December 2008 and March 2009, we reported that ZALBIN successfully met its primary endpoint in two Phase 3 clinical trials in chronic hepatitis C. We expect to file global marketing applications for ZALBIN in fall 2009. On July 20, 2009, we, together with GlaxoSmithKline (“GSK”), announced that BENLYSTA met the primary endpoint in BLISS-52, the first of two pivotal Phase 3 clinical trials in patients with serologically positive SLE. Based on an intention-to-treat analysis, BENLYSTA met its primary efficacy endpoint of superiority versus the placebo at Week 52. We expect to report the results of the second Phase 3 clinical trial in November 2009. Assuming the second Phase 3 clinical trial is successful, we plan to file global marketing applications for BENLYSTA in the first half of 2010.

We also have substantial financial rights to two novel drugs that GSK has advanced to late-stage development. In December 2008, GSK initiated the first Phase 3 clinical trial of darapladib, which was discovered by GSK based on our technology, in more than 15,000 men and women with chronic coronary heart disease. GSK plans to initiate a second large Phase 3 clinical trial of darapladib in late 2009. In February 2009, GSK initiated a Phase 3 clinical trial program for Syncria® (albiglutide) in the long-term treatment of type 2 diabetes mellitus. Syncria was created by us using our proprietary albumin-fusion technology, and we licensed Syncria to GSK in 2004.

We also have several novel drugs in earlier stages of clinical development for the treatment of cancer, led by our TRAIL receptor antibody HGS-ETR1 and a small-molecule antagonist of IAP (inhibitor of apoptosis) proteins.

Strategic partnerships are an important driver of our commercial success. We have co-development and co-commercialization agreements with prominent pharmaceutical companies for both of our lead products — Novartis for ZALBIN and GSK for BENLYSTA. Raxibacumab is being developed under a contract with BARDA of the Office of the Assistant Secretary for Preparedness and Response, U.S. Department of Health and Human Services (“HHS”).

Our strategic partnerships allow us to focus on our strengths and gain access to global sales and marketing infrastructure, as well as complementary technologies. Some of these partnerships provide us with licensing or other fees, clinical development cost-sharing, milestone payments and rights to royalty payments as products are developed and commercialized. In some cases, we are entitled to certain commercialization, co-promotion, revenue-sharing and other product rights.

We are a Delaware corporation headquartered at 14200 Shady Grove Road, Rockville, Maryland, 20850-7464. Our telephone number is (301) 309-8504. Our website address is www.hgsi.com. Information contained on our website is not a part of, and is not incorporated into, this prospectus.

RISK FACTORS

Investment in any securities offered pursuant to this prospectus and the applicable prospectus supplement involves risks. You should carefully consider the risk factors incorporated by reference to our most recent Annual Report on Form 10-K and any subsequent Quarterly Report on Forms 10-Q or Current Reports on Form 8-K and all other information contained or incorporated by reference in this prospectus, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, and the risk factors and other information contained in the applicable prospectus supplement before acquiring any of such securities. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. See also “Special Note Regarding Forward-Looking Information.”

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents we incorporate by reference contain forward-looking statements. We generally identify forward-looking statements using words like “believe,” “intend,” “expect,” “may,” “will,” “should,” “target,” “objective,” “goal,” “plan,” “project,” “contemplate,” “anticipate” or similar statements. The forward-looking statements are based on our current intent, belief and expectations. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Actual results may differ materially from these forward-looking statements because of our unproven business model, our dependence on new technologies, the uncertainty and timing of clinical trials, our ability to develop and commercialize products, our dependence on collaborators for services and revenue, our substantial indebtedness and lease obligations, our changing requirements and costs associated with facilities, intense competition, the uncertainty of patent and intellectual property protection, our dependence on key management and key suppliers, the uncertainty of regulation of products, the impact of future alliances or transactions and other risks described in our filings with the Securities and Exchange Commission (“SEC”). Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement. We undertake no obligation to update or revise the information contained in this prospectus supplement whether as a result of new information, future events or circumstances or otherwise.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may offer, from time to time, in one or more offerings:

•	shares of our common stock;

•	shares of our preferred stock;

•	our debt securities; or

•	warrants to purchase our common stock, preferred stock or debt securities.

This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities we offer. We may also add, update or change information contained in this prospectus with the prospectus supplement.

We will sell the securities to or through underwriters, dealers or agents or directly to purchasers. We and our agents reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. We will provide the names of any underwriters, dealers or agents involved in the sale of the securities, and any applicable fee, commission or discount arrangements with them. See “Plan of Distribution.”

RATIO OF EARNINGS TO FIXED CHARGES

We present below the ratio of our earnings to our fixed charges. Earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and that portion of rental expense we believe to be representative of interest. Amounts shown below are in thousands, except ratio data.

	Nine Months Ended	Year Ended December 31,(1)
	September 30, 2009	2008	2007	2006	2005	2004

Ratio of Earnings to Fixed Charges(2)	1.26	—	—	—	—	—
Coverage deficiency(3)(4)(5)	—	$(268,891)	$(284,371)	$(264,087)	$(244,553)	$(243,551)

(1)	The Company adopted FASB ASC Topic 470 effective January 1, 2009 and retrospectively applied FASB ASC Topic 470 to all periods presented.

(2)	The Company’s Ratio of Earnings to Fixed Charges for the nine months ended September 30, 2009 includes a gain on extinguishment debt of $38,873 and a gain on sale of an equity investment of $5,259 and reflects revenues received in connection with the delivery of raxibacumab to the Strategic National Stockpile. These amounts should not be considered indicative of the Company’s future performance for remainder of fiscal year 2009.

(3)	The Company’s coverage deficiency for 2008 includes a gain on the sale of an equity investment of $32,518 partially offset by a charge for impaired investments of $6,284.

(4)	The Company’s coverage deficiency for 2006 includes charges for lease termination and restructuring costs of $29,510 partially offset by a gain on the sale of an equity investment of $14,759.

(5)	The Company’s coverage deficiency for 2004 includes net charges of $12,975, relating to a $15,408 charge for restructuring partially offset by a gain recognized on the extinguishment of debt of $2,433.

USE OF PROCEEDS

Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of the securities for general corporate purposes, which may include the repayment or refinancing of indebtedness or the acquisition of complementary products or companies.

When we offer a particular series of securities, we will describe the intended use of the net proceeds from that offering in a prospectus supplement.

The actual amount of net proceeds we spend on a particular use will depend on many factors, including:

•	our future revenue growth, if any;

•	our future capital expenditures; and

•	the amount of cash required by our operations.

Many of these factors are beyond our control. Therefore, we will retain broad discretion in the use of the net proceeds.

SECURITIES WE MAY OFFER

We may offer shares of common stock, shares of preferred stock, debt securities or warrants to purchase common stock, preferred stock or debt securities, or any combination of the foregoing, either individually or as units consisting of one or more securities. If securities are offered as units, we will describe the terms of the units in a prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

We describe below the common stock and preferred stock we may offer under this prospectus. The terms we summarize below will apply generally to any future common stock or preferred stock that we may offer. We will describe the particular terms of these securities in more detail in a prospectus supplement.

Common Stock

We are authorized to issue 400,000,000 shares of common stock, of which 165,011,468 shares were issued and outstanding as of September 30, 2009. Each stockholder of record is entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of preferred stock, holders of common stock are entitled to any dividend declared by our board of directors out of funds legally available for this purpose. After the payment of liquidation preferences to holders of any outstanding preferred stock, holders of our common stock are entitled to receive, on a pro rata basis, all of our remaining assets available for distribution to the stockholders in the event of our liquidation, dissolution, or winding up. Holders of our common stock do not have any preemptive right to subscribe or purchase additional shares of any class of our capital stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

We are authorized to issue 20,000,000 shares of preferred stock, of which no such shares were issued and outstanding as of September 30, 2009. Our certificate of incorporation allows us to issue, without stockholder approval, preferred stock having rights senior to those of our common stock. Our board of directors is authorized, without further stockholder approval, to issue in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	terms of redemption; and

•	liquidation preferences.

Our board of directors may fix the number of shares constituting any series of preferred stock and the designations of the series. Our board of directors will fix the rights, preferences, privileges and restrictions of the preferred stock of each series by a certificate of designation relating to each series. We will specify the terms of the preferred stock in a prospectus supplement, including:

•	the maximum number of shares in the series and the distinctive designation;

•	the terms on which dividends will be paid, if any;

•	the terms on which the shares may be redeemed, if at all;

•	the liquidation preference, if any;

•	the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

•	the terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

•	the voting rights, if any, on the shares of the series; and

•	any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the shares.

We will describe the terms of a particular series of preferred stock in the prospectus supplement relating to that series. We urge you to read the applicable certificate of designation and description in the prospectus supplement. The prospectus supplement will contain a description of the U.S. federal income tax consequences relating to the preferred stock.

Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Possible Anti-Takeover Effects

Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, provisions of Delaware law may hinder or delay an attempted takeover of our company other than through negotiation with our board of directors. These provisions could discourage attempts to acquire us or remove our management even if some or a majority of our stockholders believe this action to be in their best interest, including attempts that might result in our stockholders receiving a premium over the market price of their shares of our common stock.

Removal, Vacancies.  Under Delaware law, our directors may be removed with or without cause. Vacancies and newly created directorships resulting from any increase in the size of our board of directors may be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director. These provisions would prevent stockholders from removing incumbent directors and filling the resulting vacancies with their own nominees.

Special Stockholders’ Meetings.  Our bylaws provide that special meetings of stockholders, unless otherwise required by statute, may be called only by a resolution adopted by a majority of the board of directors or by our chairman of the board of directors, the chief executive officer, the president or the secretary.

Section 203 of the Delaware General Corporation Law.  In addition to these provisions of our certificate of incorporation and bylaws, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation’s voting stock. These provisions could have the effect of delaying, deferring or preventing a change in control of our company or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

DESCRIPTION OF DEBT SECURITIES

We may offer any combination of senior debt securities or subordinated debt securities. Debt securities are unsecured obligations to repay advanced funds. We may issue the senior debt securities and the subordinated debt securities under separate indentures between us, as issuer, and the trustee or trustees identified in the prospectus supplement. We filed the form for each type of indenture as an exhibit to the registration statement of which this prospectus is a part.

We will describe the particular terms of any debt securities we may offer in a prospectus supplement. The following summaries of the debt securities and the indentures are not complete. We urge you to read the indentures and the description of the debt securities included in the prospectus supplement.

General

We may issue an unlimited principal amount of debt securities in separate series. We may specify a maximum aggregate principal amount for the debt securities of any series. The debt securities will have terms that are consistent with the indentures. Unless the prospectus supplement indicates otherwise, senior debt securities will be unsecured and unsubordinated obligations and will rank equal with all our other unsecured and unsubordinated debt. We will make payment on our subordinated debt securities only if we have made all payments due under our senior indebtedness, including any outstanding senior debt securities.

The indentures might not limit the amount of other debt that we may incur and might not contain financial or similar restrictive covenants. The indentures might not contain any provision to protect holders of debt securities against a sudden or dramatic decline in our ability to pay our debt.

We will describe the debt securities and the price or prices at which we will offer the debt securities in a prospectus supplement. We will describe:

•	the title and form of the debt securities;

•	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

•	the person to whom any interest on a debt security of the series will be paid;

•	the date or dates on which we must repay the principal;

•	the rate or rates at which the debt securities will bear interest, if any, the date or dates from which interest will accrue, and the dates on which we must pay interest;

•	if applicable, the duration and terms of the right to extend interest payment periods;

•	the place or places where we must pay the principal and any premium or interest on the debt securities;

•	the terms and conditions on which we may redeem any debt security, if at all;

•	any obligation to redeem or purchase any debt securities, and the terms and conditions on which we must do so;

•	the denominations in which we may issue the debt securities;

•	the manner in which we will determine the amount of principal of or any premium or interest on the debt securities;

•	the currency in which we will pay the principal of and any premium or interest on the debt securities;

•	the principal amount of the debt securities that we will pay upon declaration of acceleration of their maturity;

•	the amount that will be deemed to be the principal amount for any purpose, including the principal amount that will be due and payable upon any maturity or that will be deemed to be outstanding as of any date;

•	if applicable, that the debt securities are defeasible and the terms of such defeasance;

•	if applicable, the terms of any right to convert debt securities into, or exchange debt securities for, shares of common stock or other securities or property;

•	whether we will issue the debt securities in the form of one or more global securities and, if so, the depositary and terms for the global securities;

•	the subordination provisions that will apply to any subordinated debt securities;

•	any addition to or change in the events of default applicable to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of any of the debt securities due and payable; and

•	any addition to or change in the covenants in the indentures.

We may sell the debt securities at a substantial discount below their stated principal amount. We will describe U.S. federal income tax considerations, if any, applicable to debt securities sold at an original issue discount in the prospectus supplement. An “original issue discount security” is any debt security sold for less than its face value, and which provides that the holder cannot receive the full face value if maturity is accelerated. We will describe the particular provisions relating to acceleration of the maturity upon the occurrence of an event of default in the prospectus supplement. In addition, we will describe U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency or unit other than U.S. dollars in the prospectus supplement.

Conversion and Exchange Rights

If applicable, we will describe the terms on which you may convert debt securities into or exchange them for common stock or other securities or property in the prospectus supplement. The conversion or exchange may be mandatory or may be at your option. We will describe how to calculate the number of shares of common stock or other securities or property that you will receive upon conversion or exchange.

Subordination of Subordinated Debt Securities

We will pay the indebtedness underlying the subordinated debt securities if we have made all payments due under our senior indebtedness, including any outstanding senior debt securities. If we distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior indebtedness before we pay the principal of, or any premium or interest on, the subordinated debt securities. If an event of default accelerates the subordinated debt securities, we may not make any payment on the subordinated debt securities until we have paid all senior indebtedness or the acceleration is rescinded. If the payment of subordinated debt securities accelerates because of an event of default, we must promptly notify holders of senior indebtedness of the acceleration.

If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of subordinated debt securities may receive less, ratably, than our other creditors. The indenture for subordinated debt securities may not limit our ability to incur additional senior indebtedness.

Form, Exchange and Transfer

We will issue debt securities only in fully registered form, without coupons, and only in denominations of $1,000 and integral multiples thereof. The holder of a debt security may elect, subject to the terms of the indentures and the limitations applicable to global securities, to exchange them for other debt securities of the same series of any authorized denomination and of similar terms and aggregate principal amount.

Holders of debt securities may present them for exchange as provided above or for registration of transfer, duly endorsed or with the form of transfer duly executed, at the office of the transfer agent we designate for that purpose. We will not impose a service charge for any registration of transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We will name the transfer agent in the prospectus supplement. We may designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place in which we will pay on debt securities.

If we redeem the debt securities, we will not be required to issue, register the transfer of or exchange any debt security during a specified period prior to mailing a notice of redemption. We are not required to register the transfer of or exchange any debt security selected for redemption, except the unredeemed portion of the debt security being redeemed.

Global Securities

The debt securities may be represented, in whole or in part, by one or more global securities that will have an aggregate principal amount equal to that of all debt securities of that series. We will deposit each global security with a depositary or a custodian. The global security will bear a legend regarding the restrictions on exchanges and registration of transfer.

No global security may be exchanged in whole or in part for debt securities registered, and no transfer of a global security in whole or in part may be registered, in the name of any person other than the depositary or any nominee or successor of the depositary unless:

•	the depositary is unwilling or unable to continue as depositary; or

•	the depositary is no longer in good standing under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or other applicable statute or regulation.

The depositary will determine how all securities issued in exchange for a global security will be registered.

As long as the depositary or its nominee is the registered holder of a global security, we will consider the depositary or the nominee to be the sole owner and holder of the global security and the underlying debt securities. Except as stated above, owners of beneficial interests in a global security will not be entitled to have the global security or any debt security registered in their names, will not receive physical delivery of certificated debt securities and will not be considered to be the owners or holders of the global security or underlying debt securities. We will make all payments of principal, premium and interest on a global security to the depositary or its nominee. The laws of some jurisdictions require that some purchasers of securities take physical delivery of such securities in definitive form. These laws may prevent you from transferring your beneficial interests in a global security.

Only institutions that have accounts with the depositary or its nominee and persons that hold beneficial interests through the depositary or its nominee may own beneficial interests in a global security. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Your ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or any such participant.

The policies and procedures of the depositary may govern payments, transfers, exchanges and others matters relating to beneficial interests in a global security. We and the trustee will assume no responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security.

Payment and Paying Agents

Unless we indicate otherwise, we will pay principal and any premium or interest on a debt security to the person in whose name the debt security is registered at the close of business on the regular record date for such interest.

Unless we indicate otherwise, we will pay principal and any premium or interest on the debt securities at the office of our designated paying agent. Unless we indicate otherwise, the corporate trust office of the trustee will be the paying agent for the debt securities.

We will name any other paying agents for the debt securities of a particular series in the prospectus supplement. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place of payment for the debt securities.

The paying agent will return to us all money we pay to it for the payment of the principal, premium or interest on any debt security that remains unclaimed for a specified period. Thereafter, the holder may look only to us for payment, as an unsecured general creditor.

Consolidation, Merger and Sale of Assets

Under the terms of the indentures, so long as any securities remain outstanding, we may not consolidate or enter into a share exchange with or merge into any other person, in a transaction in which we are not the surviving corporation, or sell, convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

•	the successor assumes our obligations under the debt securities and the indentures; and

•	we meet the other conditions described in the indentures.

Events of Default

Each of the following will constitute an event of default under each indenture:

•	our failure to pay the principal of or any premium on any debt security when due;

•	our failure to pay any interest on any debt security when due, for more than a specified number of days past the due date;

•	our failure to deposit any sinking fund payment when due;

•	our failure to perform any covenant or agreement in the indenture that continues for a specified number of days after written notice has been given by the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of that series;

•	certain events of our bankruptcy, insolvency or reorganization; and

•	any other event of default specified in the prospectus supplement.

If an event of default occurs and continues, both the trustee and holders of a specified percentage in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the nonpayment of accelerated principal, have been cured or waived.

Except for certain duties in case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request or direction of any of the holders, unless the holders have offered the trustee reasonable indemnity. If they provide this indemnification, the holders of a majority in aggregate principal amount of the outstanding securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of a debt security of any series may institute any proceeding with respect to the indentures, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series have made a written request upon the trustee, and have offered reasonable indemnity to the trustee, to institute the proceeding;

•	the trustee has failed to institute the proceeding for a specified period of time after its receipt of the notification; and

•	the trustee has not received a direction inconsistent with the request within a specified number of days.

Modification and Waiver

We and the trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture; and

•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

In addition, under the indentures, we and the trustee may change the rights of holders of a series of notes with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the trustee may only make the following changes with the consent of the holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of notes;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption, of any debt securities; or

•	reducing the percentage of debt securities the holders of which are required to consent to any amendment.

The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to debt securities of that series, except a default in the payment of principal, premium or interest on any debt security of that series or in respect of a covenant or provision of the indenture that cannot be amended without each holder’s consent.

Except in certain limited circumstances, we may set any day as a record date for the purpose of determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indentures. In certain limited circumstances, the trustee may set a record date. To be effective, the action must be taken by holders of the requisite principal amount of such debt securities within a specified period following the record date.

Defeasance

We may apply the provisions in the indentures relating to defeasance and discharge of indebtedness, or to defeasance of certain restrictive covenants, to the debt securities of any series. The indentures provide that, upon satisfaction of the requirements described below, we may terminate all of our obligations under the debt securities of any series and the applicable indenture, known as legal defeasance, other than our obligation:

•	to maintain a registrar and paying agents and hold moneys for payment in trust;

•	to register the transfer or exchange of the notes; and

•	to replace mutilated, destroyed, lost or stolen notes.

In addition, we may terminate our obligation to comply with any restrictive covenants under the debt securities of any series or the applicable indenture, known as covenant defeasance.

We may exercise our legal defeasance option even if we have previously exercised our covenant defeasance option. If we exercise either defeasance option, payment of the notes may not be accelerated because of the occurrence of events of default.

To exercise either defeasance option as to debt securities of any series, we must irrevocably deposit in trust with the trustee money and/or obligations backed by the full faith and credit of the U.S. that will provide money in an amount sufficient in the written opinion of a nationally recognized firm of independent public accountants to pay the principal of, premium, if any, and each installment of interest on the debt securities. We may establish this trust only if:

•	no event of default has occurred and continues to occur;

•	in the case of legal defeasance, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the IRS a ruling or there has been a change in law, which in the opinion of our counsel, provides that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

•	in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; and

•	we satisfy other customary conditions precedent described in the applicable indenture.

Notices

We will mail notices to holders of debt securities as indicated in the prospectus supplement.

Title

We may treat the person in whose name a debt security is registered as the absolute owner, whether or not such debt security may be overdue, for the purpose of making payment and for all other purposes.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the state of New York.

DESCRIPTION OF WARRANTS

Warrant to Purchase Common Stock or Preferred Stock

The following summarizes the terms of common stock warrants and preferred stock warrants we may issue. We urge you to read the detailed provisions of the stock warrant agreement that we will enter into with a stock warrant agent we select at the time of issue.

General.  We may issue stock warrants evidenced by stock warrant certificates under a stock warrant agreement independently or together with any securities we offer by any prospectus supplement. If we offer stock warrants, we will describe the terms of the stock warrants in a prospectus supplement, including:

•	the offering price, if any;

•	the number of shares of common or preferred stock purchasable upon exercise of one stock warrant and the initial price at which the shares may be purchased upon exercise;

•	if applicable, the designation and terms of the preferred stock purchasable upon exercise of the stock warrants;

•	the dates on which the right to exercise the stock warrants begins and expires;

•	U.S. federal income tax consequences;

•	call provisions, if any;

•	the currencies in which the offering price and exercise price are payable; and

•	if applicable, any antidilution provisions.

Exercise of Stock Warrants.  You may exercise stock warrants by surrendering to the stock warrant agent the stock warrant certificate, which indicates your election to exercise all or a portion of the stock warrants evidenced by the certificate. You must pay the exercise price by cash or check when you surrender your stock warrant certificate. The stock warrant agent will deliver certificates evidencing duly exercised stock warrants to the transfer agent. Upon receipt of the certificates, the transfer agent will deliver a certificate representing the number of shares of common stock or preferred stock purchased. If you exercise fewer than all the stock warrants evidenced by any certificate, the stock warrant agent will deliver a new stock warrant certificate representing the unexercised stock warrants.

No Rights as Stockholders.  Holders of stock warrants are not entitled to vote, to consent, to receive dividends or to receive notice as stockholders with respect to any meeting of stockholders, or to exercise any rights whatsoever as stockholders.

Warrants to Purchase Debt Securities

The following summarizes the terms of the debt warrants we may offer. We urge you to read the detailed provisions of the debt warrant agreement that we will enter into with a debt warrant agent we select at the time of issue.

General.  We may issue debt warrants evidenced by debt warrant certificates independently or together with any securities offered by any prospectus supplement. If we offer debt warrants, we will describe the terms of the warrants in a prospectus supplement, including:

•	the offering price, if any;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the warrants and the terms of the indenture under which the debt securities will be issued;

•	if applicable, the designation and terms of the debt securities with which the debt warrants are issued and the number of debt warrants issued with each debt security;

•	if applicable, the date on and after which the debt warrants and any related securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of one debt warrant and the price at which the principal amount of debt securities may be purchased upon exercise;

•	the dates on which the right to exercise the debt warrants begins and expires;

•	U.S. federal income tax consequences;

•	whether the warrants represented by the debt warrant certificates will be issued in registered or bearer form;

•	the currencies in which the offering price and exercise price are payable; and

•	if applicable, any antidilution provisions.

You may exchange debt warrant certificates for new debt warrant certificates of different denominations and may present debt warrant certificates for registration of transfer at the corporate trust office of the debt warrant agent, which we will list in the prospectus supplement. You will not have any of the rights of holders of debt securities, except to the extent that the consent of warrantholders may be required for certain modifications of the terms of an indenture or form of the debt security and the series of debt securities issuable upon exercise of the debt warrants. In addition, you will not receive payments of principal of and interest, if any, on the debt securities unless you exercise your debt warrant.

Exercise of Debt Warrants.  You may exercise debt warrants by surrendering to the debt warrant agent the debt warrant certificate, with payment in full of the exercise price. Upon the exercise of debt warrants, the debt warrant agent will, as soon as practicable, deliver to you the debt securities in authorized denominations in accordance with your instructions and at your sole cost and risk. If you exercise fewer than all the debt warrants evidenced by any debt warrant certificate, the agent will deliver to you a new debt warrant certificate representing the unexercised debt warrants.

PLAN OF DISTRIBUTION

We may sell the securities through underwriters or dealers, through agents, or directly to one or more purchasers. We will describe the terms of the offering of the securities in a prospectus supplement, including:

•	the name or names of any underwriters, if any;

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.

Only underwriters we name in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

If we use underwriters in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

Securities may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (d) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for securities; and (e) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of the securities which is not expected to exceed that customary in the types of transactions involved.

We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

All securities we offer other than common stock will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

LEGAL MATTERS

DLA Piper LLP (US), Baltimore, Maryland, will provide us with an opinion as to legal matters in connection with the securities we are offering.

EXPERTS

The consolidated financial statements of Human Genome Sciences, Inc. incorporated by reference in Human Genome Sciences, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of Human Genome Sciences, Inc.’s internal control over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. The adjustments to the financial statements of Human Genome Sciences, Inc. appearing in Human Genome Sciences, Inc.’s Current Report on Form 8-K dated July 27, 2009 have been examined by Ernst & Young LLP, as set forth in their report included therein and incorporated herein by reference. Such financial statements and such adjustments have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the Securities Act a registration statement on Form S-3. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 000-22962. You may read and copy the registration statement and any other document we file at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our filings with the SEC are available without charge on our website as soon as reasonably practicable after filing. We use our website as a channel for distributing information to the securities marketplace. Our common stock is listed on the Nasdaq Global Market under the symbol “HGSI.”

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference any filings we make with the SEC after the date of this prospectus under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. We also incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009;

•	Our Current Reports on Form 8-K filed on July 23, 2009, July 27, 2009 and August 3, 2009; and

•	Description of Common Stock contained in Form 8-A filed pursuant to the Exchange Act.

We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: 14200 Shady Grove Road, Rockville, Maryland 20850-7464, (301) 309-8504, Attention: Senior Vice President and Chief Financial Officer. See “Where You Can Find More Information” for other ways to obtain these documents.

We furnish our stockholders with annual reports that contain audited financial statements and quarterly reports for the first three quarters of each year that contain unaudited interim financial information.

12,500,000 Shares
Human Genome Sciences, Inc.
Common Stock

PROSPECTUS SUPPLEMENT

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